SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ___________
                                  Schedule 13D
                                 (Rule 13d-101)
    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 1)*


                         Real Goods Trading Corporation
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                  756012 10 0
                                 (CUSIP Number)

                            Thomas R. Stephens, Esq.
                      Bartlit Beck Herman Palenchar & Scott
                         1899 Wynkoop Street, 8th Floor
                             Denver, Colorado 80202
                                 (303) 592-3100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 13, 2000
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))


CUSIP No.  756012-10-0                      13D
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Gaiam.com, Inc.
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b) X

--------------------------------------------------------------------------------

3    SEC USE ONLY



--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Colorado

--------------------------------------------------------------------------------

NUMBER OF                   7     SOLE VOTING POWER

 SHARES                           800,000
                            ----------------------------------------------------
BENEFICIALLY                8     SHARED VOTING POWER

 OWNED BY                         0
                            ----------------------------------------------------
  EACH                      9     SOLE DISPOSITIVE POWER

REPORTING                         800,000
                            ----------------------------------------------------
 PERSON                     10    SHARED DISPOSITIVE POWER

 WITH                             0
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      800,000

--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.60%

--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*

      CO
================================================================================
================================================================================

CUSIP No.  756012-10-0                      13D
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Gaiam, Inc.
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)  X

--------------------------------------------------------------------------------

3    SEC USE ONLY



--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Colorado

--------------------------------------------------------------------------------

NUMBER OF                   7     SOLE VOTING POWER

 SHARES                           800,000
                            ----------------------------------------------------
BENEFICIALLY                8     SHARED VOTING POWER

 OWNED BY                         0
                            ----------------------------------------------------
  EACH                      9     SOLE DISPOSITIVE POWER

REPORTING                         800,000
                            ----------------------------------------------------
 PERSON                     10    SHARED DISPOSITIVE POWER

 WITH                             0
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      800,000

--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.60%

--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*

      CO
================================================================================
================================================================================

CUSIP No.  756012-10-0                      13D
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Jirka Rysavy
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)  X

--------------------------------------------------------------------------------

3    SEC USE ONLY



--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

--------------------------------------------------------------------------------

NUMBER OF                   7     SOLE VOTING POWER

 SHARES                           800,000
                            ----------------------------------------------------
BENEFICIALLY                8     SHARED VOTING POWER

 OWNED BY                         0
                            ----------------------------------------------------
  EACH                      9     SOLE DISPOSITIVE POWER

REPORTING                         800,000
                            ----------------------------------------------------
 PERSON                     10    SHARED DISPOSITIVE POWER

 WITH                             0
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      800,000

--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.60%

--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*

      IN
================================================================================
================================================================================

                  Amendment No. 1 to Statement on Schedule 13D

     This amended statement on Schedule 13D relates to the Common Stock, no par value (the "Shares") of Real Goods Trading Corporation (the "Company"). Items 4 and 7 of this statement, previously filed by Gaiam.com, Inc., Gaiam, Inc. ("Gaiam") and Jirka Rysavy.

Item 4.  Purpose of Transaction.

    No change except for the addition of the following:

     On October 13, 2000, Gaiam and the Company entered into a merger agreement pursuant to which Gaiam will acquire the outstanding Shares in exchange for shares of Gaiam's Class A common stock. The merger is subject to approval by the Company's shareholders and certain other conditions described in the merger agreement. The merger is expected to close in January 2001. If the merger is approved, the Company's shareholders will receive one share of Gaiam Class A common stock in exchange for each ten Shares. In addition, the Company's shareholders will receive $1 in gift certificates for Gaiam products for each Share owned, up to $100 per person. The foregoing summary of the merger agreement is qualified in its entirety by reference to the text of the merger agreement attached as Exhibit 2 to this Statement and incorporated by this reference.

     In connection with the merger agreement, Gaiam entered into separate voting agreements with John Schaeffer and WholePeople.com, Inc., pursuant to which Mr. Schaeffer and WholePeople.com agreed to vote in favor of the merger. The foregoing summary of the voting agreements is agreement is qualified in its entirety by reference to the text of the voting agreements attached as Exhibits 3 and 4 to this Statement and incorporated by this reference.

     As a result of the merger agreement between Gaiam and the Company, Gaiam.com, Inc. does not plan to exercise the option it holds to acquire 800,000 Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         No change except for the addition of the following:

         The first and second paragraphs under Item 4 above are hereby incorporated by this reference.

Item 7.  Material to be Filed as Exhibits.

         No change except for the addition of the following:

         Exhibit 2. Merger Agreement dated as of October 13, 2000 between Gaiam,
                    Inc. and Real Goods Trading Corporation

         Exhibit 3. Voting Agreement dated as of October 13, 2000 between
                    WholePeople.com, Inc. and Gaiam, Inc.

         Exhibit 4. Voting Agreement dated as of October 13, 2000 between John
                    Schaeffer and Gaiam, Inc.


                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 19, 2000                  /s/ Jirka Rysavy
                                    By: Jirka Rysavy, as Chairman and Chief
                                        Executive Officer of Gaiam, Inc. and
                                        Gaiam.com, Inc. and individually



                                   Exhibit 2

                                Merger Agreement

                                     between

                                  Gaiam, Inc.,

                                       and

                         Real Goods Trading Corporation

                                   dated as of

                                October 13, 2000


                                TABLE OF CONTENTS
                                                                           Page

ARTICLE 1  The Merger.........................................................2
Section 1.1.  Gaiam Subsidiary; Merger........................................2
Section 1.2.  Conversion of Shares............................................2
Section 1.3.  Exchange of Certificates........................................3
Section 1.4.  Dissenting Shares...............................................6
Section 1.5.  Stock Options...................................................6
Section 1.6.  Transfer Taxes, etc.............................................6
ARTICLE 2  The Surviving Corporation..........................................6
Section 2.1.  Articles of Incorporation.......................................6
Section 2.2.  By-laws.........................................................6
Section 2.3.  Directors and Officers..........................................6
Section 2.4.  Corporate Name..................................................6
Section 2.5.  Director and Officer Liability..................................6
ARTICLE 3  Representations and Warranties of Real Goods.......................7
Section 3.1.  Corporate Existence and Power...................................7
Section 3.2.  Corporate Authorization.........................................7
Section 3.3.  Governmental Authorization......................................7
Section 3.4.  Non-Contravention...............................................7
Section 3.5.  Capitalization..................................................8
Section 3.6.  Subsidiaries....................................................8
Section 3.7.  SEC Filings.....................................................9
Section 3.8.  Consolidated Financial Statements...............................9
Section 3.9.  Disclosure Documents............................................9
Section 3.10.  Absence of Certain Changes....................................10
Section 3.11.  Litigation; Compliance........................................11
Section 3.12.  Taxes.........................................................11
Section 3.13.  ERISA.........................................................12
Section 3.14.  Permits.......................................................13
Section 3.15.  Required Shareholder Vote.....................................13
Section 3.16.  Finders' Fees.................................................13
Section 3.17.  Environmental Matters.........................................13
Section 3.18.  Restrictions on Business Activities...........................13
Section 3.19.  Property......................................................14
Section 3.20.  Interested Party Transactions.................................14
Section 3.21.  Insurance.....................................................14
Section 3.22.  Intellectual Property.........................................14
Section 3.23.  Material Contracts............................................15
Section 3.24.  Board Recommendation..........................................15
Section 3.25.  Absence of Undisclosed Liabilities............................15
Section 3.26.  Tax Free Reorganization.......................................15
Section 3.27.  Guarantees....................................................15
Section 3.28.  Labor Matters.................................................15
Section 3.29.  Full Disclosure...............................................16
ARTICLE 4  Representations and Warranties of Gaiam...........................16
Section 4.1.  Corporate Existence and Power..................................16
Section 4.2.  Corporate Authorization........................................16
Section 4.3.  Governmental Authorization.....................................16
Section 4.4.  Non-Contravention..............................................17
Section 4.5.  Capitalization.................................................17
Section 4.6.  Subsidiaries...................................................17
Section 4.7.  SEC Filings....................................................17
Section 4.8  Consolidated Financial Statements...............................18
Section 4.9.  Disclosure Documents...........................................18
Section 4.10.  Absence of Certain Changes....................................18
Section 4.11.  Litigation; Compliance........................................19
Section 4.12.  Taxes.........................................................19
Section 4.13.  ERISA.........................................................20
Section 4.14.  Permits.......................................................20
Section 4.15.  Finders' Fees.................................................21
Section 4.16.  Environmental Matters.........................................21
Section 4.17.  Restrictions on Business Activities...........................21
Section 4.18.  Property......................................................21
Section 4.19.  Interested Party Transactions.................................21
Section 4.20.  Insurance.....................................................21
Section 4.21.  Intellectual Property.........................................21
Section 4.22.  Material Contracts............................................22
Section 4.23.  Board Approval................................................22
Section 4.24.  Absence of Undisclosed Liabilities............................22
Section 4.25.  Tax Free Reorganization.......................................22
Section 4.26.  Labor Matters.................................................23
Section 4.27.  Full Disclosure...............................................23
ARTICLE 5  Covenants of Real Goods and Gaiam.................................23
Section 5.1.  Affirmative Covenants of Real Goods............................23
Section 5.2.  Negative Covenants of Real Goods...............................24
Section 5.3.  No Solicitation................................................26
Section 5.4.  Settlement of Certain Claims...................................26
Section 5.5.  Antitakeover Statutes..........................................26
Section 5.6.  Covenants of Gaiam.............................................27
Section 5.7.  Certain Employee Matters.......................................27
ARTICLE 6  Covenants of Each Party...........................................27
Section 6.1.  Preparation of the Registration Statement; Shareholder Meeting.27
Section 6.2.  Letters and Consents of Real Goods' Accountants................28
Section 6.3.  Letters and Consents of Gaiam's Accountants....................28
Section 6.4.  Reasonable Efforts.............................................28
Section 6.5.  Public Announcements...........................................29
Section 6.6.  Notification of Certain Matters................................30
Section 6.7.  Access to Information..........................................30
Section 6.8.  Nasdaq Listing.................................................30
Section 6.9.  Rule 145.......................................................30
Section 6.10.  Fairness Opinion..............................................30
ARTICLE 7  Conditions........................................................30
Section 7.1.  Conditions to the Obligations of Each Party....................30
Section 7.2.  Conditions to the Obligations of Real Goods....................31
Section 7.3.  Conditions to the Obligations of Gaiam.........................32
ARTICLE 8  Termination.......................................................33
Section 8.1.  Termination....................................................33
Section 8.2.  Effect of Termination..........................................35
Section 8.3.  Certain Fees...................................................35
ARTICLE 9  Miscellaneous.....................................................36
Section 9.1.  Notices........................................................36
Section 9.2.  Amendments; No Waivers.........................................36
Section 9.3.  Rules of Construction..........................................36
Section 9.4.  Successors and Assigns.........................................36
Section 9.5.  Governing Law; etc.............................................37
Section 9.6.  Counterparts; Effectiveness....................................37
Section 9.7.  Parties in Interest............................................37
Section 9.8.  Severability...................................................37
Section 9.9.  Entire Agreement...............................................38
Section 9.10.  Survival of Representations and Warranties....................38

EXHIBITS
Exhibit A - Rule 145 Letter


                                MERGER AGREEMENT

     MERGER AGREEMENT dated as of October 13, 2000 between GAIAM, INC., a Colorado corporation ("Gaiam"), and REAL GOODS TRADING CORPORATION, a California corporation ("Real Goods"). Certain capitalized terms used in this Agreement shall have the meanings assigned to them in Annex I.

     WHEREAS, the Boards of Directors of each of Real Goods and Gaiam have determined to engage in the transactions contemplated by this Agreement, pursuant to which, among other things, at the Effective Time, (i) a wholly owned Subsidiary to be formed by Gaiam ("Gaiam Subsidiary") shall merge with and into Real Goods (the "Merger"), and (ii) each share of common stock, without par value, of Real Goods ("Real Goods Common Shares") (except for Real Goods Common Shares owned by Real Goods and Real Goods Common Shares as to which appraisal rights have been perfected) shall be converted, as set forth in this Agreement, into the right to receive, in exchange for ten such Real Goods Common Shares, one share of the class A common stock of Gaiam (the "Gaiam Class A");

     WHEREAS, the Board of Directors of Gaiam has approved this Agreement and the Merger contemplated by this Agreement;

     WHEREAS, the Board of Directors of Real Goods has approved this Agreement and the Merger contemplated by this Agreement and resolved to recommend that shareholders of Real Goods approve and adopt this Agreement and the Merger;

     WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a tax free reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code");

     WHEREAS, for accounting purposes, it is intended that the Merger shall be accounted for under the purchase method of accounting; and

     WHEREAS, Real Goods and Gaiam desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated by this Agreement and also to prescribe certain conditions to the transactions contemplated by this Agreement; and

     WHEREAS, as inducements to Real Goods and Gaiam entering into this Agreement and incurring the obligations set forth herein, and contemporaneously with the execution and delivery of this Agreement, certain shareholders of Real Goods have agreed to enter into separate Voting Agreements pursuant to which, among other things, such shareholders will vote all of their Real Goods Common Shares in favor of this Agreement and the Merger;

     NOW, THEREFORE, in consideration of the foregoing and the warranties, covenants and agreements contained herein, the parties hereto agree as follows:

                                    ARTICLE 1

                                   The Merger

     Section 1.1. Gaiam Subsidiary; Merger.

     (a) At the Effective Time, Gaiam Subsidiary shall be merged (the "Merger") with and into Real Goods in accordance with the California General Corporation Law (the "California Law"), whereupon the separate existence of Gaiam Subsidiary shall cease, and Real Goods shall be the surviving corporation (the "Surviving Corporation").

     (b) The Closing shall take place at the offices of Bartlit Beck Herman Palenchar & Scott in Denver, Colorado at 10:00 a.m. on the second business day following the fulfillment or waiver of each of the conditions precedent to the Merger set forth in Article 7, or at such other place, time and date as the parties hereto may agree.

     (c) At the Closing, upon fulfillment or waiver of the conditions precedent to the Merger set forth in Article 7, the parties shall cause a Certificate of Merger to be filed with the Secretary of State of the State of California and a tax clearance certificate, in such form as required by, and duly executed in accordance with, the relevant provisions of the California Law using the procedures permitted in Section 103 of the California Law. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of California or at such later time as Gaiam and Real Goods agree to specify in the Certificate of Merger (the "Effective Time").

     (d) From and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of Real Goods, all as provided under California Law.

     (e) The Surviving Corporation may, at any time after the Effective Time, take any action (including the execution and delivery of any document) in the name and on behalf of Real Goods or Gaiam Subsidiary in order to carry out and effectuate the transactions contemplated by this Agreement.

     (f) Gaiam hereby represents that its Board of Directors has (x) unanimously determined that this Agreement and the Merger are fair to and in the best interests of Gaiam's shareholders and (y) approved this Agreement and the Merger, which approval satisfies in full the requirements of the California Law that the Agreement be approved by Gaiam's Board of Directors. Real Goods hereby represents that its Board of Directors has (i) unanimously determined that this Agreement and the Merger are fair to and in the best interests of Real Goods shareholders, (ii) approved this Agreement and the Merger, and (iii) resolved to recommend approval and adoption of this Agreement and the Merger by its shareholders.

         Section 1.2.  Conversion of Shares.  At the Effective Time:

     (a) each Real Goods Common Share held by Real Goods as treasury stock shall be canceled and no payment shall be made with respect thereto; and

     (b) each ten Real Goods Common Shares outstanding immediately prior to the Effective Time shall (except as otherwise provided in Section 1.2(a) or as provided in Section 1.4 with respect to Real Goods Common Shares as to which appraisal rights have been perfected) be cancelled and extinguished and be converted into and become a right to receive one (the "Exchange Ratio") share of Gaiam Class A in exchange for such Real Goods Common Shares; provided that the Exchange Ratio may be further adjusted subject to the terms of Sections 1.3(k), 8.1(l) or 8.1(m). In addition to the shares of Gaiam Class A, following the Closing Gaiam shall provide to each Real Goods shareholder a gift certificate to purchase Gaiam's products. Each shareholder of Real Goods shall receive a $1 gift certificate for each Real Goods Common Share exchanged pursuant to this
Section 1.2(b), up to a maximum of $100 for such shareholder. Such gift certificate along with the shares of Gaiam Class A issued to Real Goods shareholders shall be referred to as the "Merger Consideration"; and

     (c)  Each  issued  and  outstanding  share  of the  common  stock  of Gaiam
Subsidiary shall be converted into one fully paid and nonassessable share of common stock of the Surviving Corporation.

     Section 1.3. Exchange of Certificates.

     (a) Exchange Agent. From and after the Effective Time, from time to time Gaiam shall make available to American Securities Transfer & Trust, Inc. or such other bank or trust company designated by Gaiam (the "Exchange Agent"), for the benefit of the holders of Real Goods Common Shares, for exchange in accordance with this Article 1 through the Exchange Agent, (i) certificates evidencing a sufficient number of shares of Gaiam Class A and (ii) a sufficient number of gift certificates described in Section 1.2, all issuable to holders of Real Goods Common Shares, to satisfy the requirements set forth in Section 1.2 relating to Merger Consideration (such shares of Gaiam Class A, gift certificates and any cash deposited with the Exchange Agent relating to Additional Payments, if any, being hereinafter referred to as the "Exchange Fund"). As promptly as practicable after the Effective Time, Gaiam shall cause the Exchange Agent to deliver the Merger Consideration and Additional Payments, if any, contemplated to be issued pursuant to Section 1.2 out of the Exchange Fund in accordance with the procedures specified in this Section 1.3. Except as contemplated by Section 1.3(g) hereof, the Exchange Fund shall not be used for any other purpose.

     (b) Exchange Procedures. Promptly after the Effective Time, Gaiam shall cause the Exchange Agent to mail to each record holder of a certificate or certificates which immediately prior to the Effective Time represented outstanding Real Goods Common Shares (the "Certificates") (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and
(ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration.

     (c) Exchange of Certificates. Upon surrender to the Exchange Agent of a Certificate for cancellation, together with a properly completed letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Gaiam Class A, if any, constituting the Merger Consideration to which such holder is entitled pursuant to this Article 1 (including any dividends or other distributions to which such holder is entitled pursuant to Section 1.3(d) (together, the "Additional Payments")), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Real Goods Common Shares which is not registered in the transfer records of Real Goods, the applicable Merger Consideration and Additional Payments, if any, may be issued to a transferee if the Certificate representing such Real Goods Common Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 1.3, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration with respect to the Real Goods Common Shares formerly represented thereby and Additional Payments, if any.

     (d) Distributions with Respect to Unsurrendered Certificates. No dividends or other distributions declared or made after the Effective Time with respect to Gaiam Class A with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to Gaiam Class A, until the holder of such Certificate shall surrender such Certificate. Subject to the effect of escheat, tax or other applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Gaiam Class A issued in exchange therefor, without interest,
(i) promptly, the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole shares of Gaiam Class A, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Gaiam Class A. After the Effective Time, each outstanding Certificate which theretofore represented Real Goods Common Shares shall, until surrendered for exchange in accordance with this Section 1.3, be deemed for all purposes to evidence the right to receive the Merger Consideration into which the Real Goods Common Shares (which, prior to the Effective Time, were represented thereby) shall have been so converted.

     (e) No Further Rights in Real Goods Common Shares. At the Effective Time all outstanding Real Goods Common Shares, by virtue of the Merger and without any action on the part of the holders thereof, shall no longer be outstanding and shall be canceled and retired and shall cease to exist, and each holder of a Certificate shall thereafter cease to have any rights with respect to such Real Goods Common Shares, except the right to receive the Merger Consideration for such Real Goods Common Shares. All Gaiam Class A and gift certificates constituting Merger Consideration issued upon conversion of the Real Goods Common Shares in accordance with the terms hereof shall be deemed to be validly issued, fully paid and nonassessable and all such cash paid pursuant to Section 1.3(d) or (f) shall be deemed to have been issued or paid, as the case may be, in full satisfaction of all rights pertaining to such Real Goods Common Shares.

     (f) No Fractional Shares. No fractional shares of Gaiam Class A shall be issued in the Merger. In lieu of any such fractional shares, each holder of Real Goods Common Shares who holds a number of Real Goods Common Shares that is not a whole multiple of 10, will be entitled to receive, in addition to the gift certificates referred to in Section 1.2(b), $1 in additional gift certificates for each $1 (rounded up to the nearest whole dollar) in market value of fractional Gaiam Class A shares to which such holder would otherwise have been entitled had fractional shares been issued (based on the closing price of a share of Gaiam Class A on the Nasdaq National Market on the date on which the Effective Time occurs as reported in The Wall Street Journal). For example, if the closing price of Gaiam Class A is $20, a holder of 25 Real Goods Common Shares will receive 2 shares of Gaiam Class A based upon the Exchange Ratio and a $10 gift certificate in exchange for the remaining 5 Real Goods Common Shares and in lieu of fractional shares (in addition to the $25 gift certificate such holder will also receive as part of the Merger Consideration). The parties acknowledge that payment of the gift certificates in lieu of issuing fractional shares was not separately bargained for consideration but merely represents a mechanical rounding for purposes of simplifying the corporate and accounting complexities which would otherwise be caused by the issuance of fractional shares.

     (g) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Real Goods Common Shares for one year after the Effective Time shall be delivered to Gaiam (who shall thereafter act as Exchange Agent), upon demand, and any holders of Real Goods Common Shares who have not theretofore complied with this Article 1 shall thereafter look only to Gaiam for the applicable Merger Consideration and any Additional Payments to which they are entitled. To the extent permitted by applicable law, any portion of the Exchange Fund remaining unclaimed by holders of Real Goods Common Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, on the first anniversary of the Effective Date and to the extent permitted by applicable law, become the property of Gaiam free and clear of any claims or interest of any person previously entitled thereto.

     (h) No Liability. None of the Exchange Agent or Gaiam shall be liable to any holder of Certificates for any shares of Gaiam Class A (or dividends or distributions with respect thereto), or cash delivered to a public official pursuant to any abandoned property, escheat or similar law.

     (i) Withholding Rights. Gaiam shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Certificates such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Gaiam, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Certificates in respect of which such deduction and withholding was made by Gaiam.

     (j) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Gaiam, the posting by such person of a bond, in such reasonable amount as Gaiam may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration and Additional Payments, if any.

     (k) Anti-Dilution. The Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Real Goods Common Shares or Gaiam Class A, as applicable), extraordinary dividend, reorganization, recapitalization or any other like change with respect to Real Goods Common
Shares or Gaiam Class A occurring after the date hereof and prior to the Effective Time. References to the Exchange Ratio elsewhere in this Agreement shall be deemed to refer to the Exchange Ratio as it may have been adjusted pursuant to this Section 1.3(k).

     (l) Stock Transfer Books. At the Effective Time, the stock transfer books of Real Goods shall be closed and there shall be no further registration of transfers of Real Goods Common Shares thereafter on the records of Real Goods. On or after the Effective Time, any Certificates presented to the Exchange Agent or Gaiam for any reason shall be converted into the applicable Merger Consideration and Additional Payments, if any.

     (m) Appraisal Rights. Any Merger Consideration made available to the Exchange Agent pursuant to this Section 1.3 to pay for Real Goods Common Shares for which appraisal rights have been perfected shall be returned to Gaiam upon its demand.

     (n) Reasonable Actions. Real Goods and Gaiam shall use all reasonable efforts to take all such action as may be necessary or appropriate in order to effectuate the Merger as promptly as possible. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest Gaiam with full right, title and possession to all assets, property, rights, privileges, immunities, powers and franchises of Real Goods, the officers and directors of Gaiam are fully authorized in the name of Real Goods or otherwise to take, and shall take, all such action.

     Section 1.4. Dissenting Shares. Notwithstanding Section 1.2, Real Goods Common Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such Real Goods Common Shares in accordance with California Law ("Dissenting Shares") shall not be converted into a right to receive the Merger Consideration, unless such holder fails to perfect or withdraws or otherwise loses its right to appraisal or it is determined that such holder does not have appraisal rights in accordance with California Law. If after the Effective Time such holder fails to perfect or withdraws or loses its right to appraisal, or if it is determined that such holder does not have an appraisal right, such Real Goods Common Shares shall be treated as if they had been converted as of the Effective Time into a right to receive in exchange for each Real Goods Common Share the Merger Consideration.

     Section 1.5. Stock Options. At the Effective Time, any options to purchase and Real Goods Common Shares or any other securities of Real Goods shall be canceled and extinguished and of no further force or effect and no payment shall be made with respect thereto, except to the extent required by Real Goods stock option plans as in effect on the date of this Agreement. Any stock option plan or other plan pursuant to which Real Goods Common Shares or any other options, warrants or convertible securities exercisable for or convertible into securities of Real Goods may be issued or granted shall also be canceled and extinguished and of no further force or effect.

     Section 1.6. Transfer Taxes, etc. Except as set forth in Section 1.3, the Surviving Corporation shall bear and be responsible for the payment of all transfer, stamp, documentary, sales, use, registration and other similar Taxes (but excluding any federal, state, or local taxes measured by the income of the Person responsible for paying such Taxes) incurred in connection with the exchange of Real Goods Common Shares for the Merger Consideration.

                                    ARTICLE 2

                            The Surviving Corporation

     Section 2.1. Articles of Incorporation. At the Effective Time, the articles of incorporation of Gaiam Subsidiary shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

     Section 2.2. By-laws. The bylaws of Gaiam Subsidiary in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable law.

     Section 2.3. Directors and Officers. From and after the Effective Time, the directors and officers of Gaiam Subsidiary shall be the directors and officers of the Surviving Corporation.

     Section 2.4. Corporate Name. From and after the Effective Time, the name of the Surviving Corporation shall be Real Goods Trading Corporation.

     Section 2.5. Director and Officer Liability. The Surviving Corporation will comply with the indemnification agreements entered into by Real Goods and its directors and officers; provided that any new agreement or change, amendment or waiver to any such existing agreement after the date of this Agreement shall require consent of Gaiam.

                                    ARTICLE 3

                  Representations and Warranties of Real Goods

     Real Goods hereby represents and warrants to Gaiam as follows:

     Section 3.1. Corporate Existence and Power. Real Goods is a corporation duly incorporated, validly existing and in good standing under the laws of the State of California, and has all corporate powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted. Real Goods is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, have a Real Goods Material Adverse Effect.

     Section 3.2. Corporate Authorization. The execution, delivery and performance by Real Goods of this Agreement and the consummation by Real Goods of the transactions contemplated by this Agreement are within Real Goods'
corporate powers and, except for any required approval by Real Goods' shareholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of Real Goods, enforceable against Real Goods in accordance with its terms, subject to applicable bankruptcy, insolvency or other similar laws relating to or affecting the enforcement of creditors' rights generally and to legal principles of general applicability governing the application and availability of equitable remedies.

     Section  3.3.  Governmental  Authorization.  The  execution,  delivery  and performance by Real Goods of this Agreement and the consummation of the transactions contemplated by this Agreement by Real Goods require no action or waiting period by or in respect of, or filing with, any governmental body, agency, official or authority, other than (a) the filing of a certificate of merger and a tax clearance certificate in accordance with the California Law;
(b) compliance with any applicable requirements of the Securities Act, the Exchange Act or any Blue Sky Laws; and (c) compliance with those Laws, Regulations and Orders noncompliance with which would not reasonably be expected to have a Real Goods Material Adverse Effect or to prevent, impair or result in significant delay of the consummation of the Merger. Without limiting the first sentence of this Section 3.3, the execution, delivery and performance by Real Goods of this Agreement and the consummation of the transactions contemplated by this Agreement by Real Goods require no action or waiting period by or in respect of, or filing with, any governmental body, agency, official or authority in connection with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act").

     Section 3.4. Non-Contravention. Except as set forth in Section 3.4 of the Disclosure Schedule, the execution, delivery and performance by Real Goods of this Agreement and the consummation by Real Goods of the transactions contemplated by this Agreement do not and will not (a) contravene or conflict with the articles of incorporation or bylaws of Real Goods or (b) assuming effectuation of all filings and registrations with, the termination or expiration of any applicable waiting periods imposed by, and receipt of all Permits and Orders of, Governmental Authorities indicated as required in Section 3.3, (i) constitute a default under or give rise to (A) a right of termination, cancellation, acceleration, amendment or modification with respect to Real Goods or any of its Subsidiaries, (B) a loss of any benefit to which Real Goods or any of its Subsidiaries is entitled or (C) an increase in the obligations of Real Goods or any of its Subsidiaries, in each case, under any provision of any Material Contract of Real Goods or any of its Subsidiaries which, in any such case, individually or in the aggregate, would have a Real Goods Material Adverse Effect, (ii) result in the creation or imposition of any material Lien (other than any Permitted Encumbrances) on any material asset of Real Goods or any of its Subsidiaries or (iii) violate or cause a breach under any Law, Regulation, Order or Permit applicable to Real Goods, its Subsidiaries and their respective assets except for any such matters that would not reasonably be expected, individually or in the aggregate, to have a Real Goods Material Adverse Effect.

     Section 3.5. Capitalization. The authorized capital stock of Real Goods consists of 10,000,000 authorized Real Goods Common Shares. As of the date of this Agreement, there were issued and outstanding 4,814,242 Real Goods Common Shares and options to purchase an aggregate of 1,147,950 Real Goods Common Shares. All outstanding shares of capital stock of Real Goods have been duly authorized and validly issued and are fully paid and nonassessable. Section 3.5 of the Disclosure Schedule sets forth all outstanding options, warrants or other rights, whether or not exercisable, to acquire any Real Goods Common Shares or any other equitable interest in Real Goods, and, in the case of outstanding options, identifies the Real Goods stock plans or other Real Goods benefit plans under which such options were granted. Except as set forth in Section 3.5 of the Disclosure Schedule and the transactions contemplated by this Agreement, neither Real Goods nor any of its Subsidiaries is a party to any agreement or understanding, oral or written, which (a) grants an option, warrant or other right to acquire Real Goods Common Share or any other equitable interest in Real Goods, (b) grants a right of first refusal or other such similar right upon the sale of Real Goods Common Shares, or (c) restricts or affects the voting rights of Real Goods Common Shares. There is no liability for dividends declared or accumulated but unpaid with respect to any Real Goods Common Shares. There are no outstanding obligations of Real Goods or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Real Goods Common Shares.

     Section 3.6. Subsidiaries. (a) Section 3.6 of the Disclosure Schedule sets forth, with respect to Real Goods and each of its Subsidiaries, each of the jurisdictions in which they are incorporated or qualified or otherwise licensed as a foreign corporation to do business. Each of Real Goods' Subsidiaries is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has all corporate or entity powers and all governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted, except to the extent the failure to have such licenses, authorizations, consents and approvals would not, individually or in the aggregate, have a Real Goods Material Adverse Effect, and is duly qualified to do business as a foreign corporation or entity and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, have a Real Goods Material Adverse Effect.

     (b) The only Subsidiaries of Real Goods are those listed in Section 3.6 of the Disclosure Schedule. Real Goods owns all of the issued and outstanding shares of capital stock of, or other equity interests in, each of the Subsidiaries of Real Goods and such shares and interests have been duly authorized and are validly issued, and, with respect to capital stock, are fully paid and nonassessable, and were not issued in violation of any preemptive or similar rights of any past or present equity holder of such Subsidiary.

     Section 3.7. SEC Filings. Real Goods has filed all required forms, reports and documents with the SEC since January 1, 1997, including, (i) its Annual Report on Form 10-K for the fiscal year ended March 31, 2000 (the "Real Goods 10-K"), (ii) the proxy statement relating to Real Goods' 1999 annual meeting of shareholders, (iii) its Quarterly Report on Form 10-Q for the fiscal quarter ended June 24, 2000 (the "Real Goods 10-Q") and, (iv) all other reports or registration statements filed by Real Goods with the SEC since January 1, 1997 (collectively, the "Real Goods SEC Reports") with the SEC, all of which complied when filed in all material respects with all applicable requirements of the Securities Act and the Exchange Act. The audited consolidated financial statements and unaudited consolidated interim financial statements of Real Goods and its subsidiaries included or incorporated by reference in such Real Goods SEC Reports were prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and present fairly, in all material respects, the financial position and results of operations and cash flows of Real Goods and its Subsidiaries on a consolidated basis at the respective dates and for the respective periods indicated (and in the case of all such financial statements that are interim financial statements, contain all adjustments so to present fairly). Except to the extent that information contained in any Real Goods SEC Report was revised or superseded by a later filed Real Goods SEC Report, none of the Real Goods SEC Reports contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Real Goods has provided to Gaiam copies of all other correspondence sent to or received from the SEC by Real Goods and its Subsidiaries since January 1, 1997 (other than cover letters).

     Section 3.8. Consolidated Financial Statements. Real Goods has provided to Gaiam true and complete copies of the unaudited consolidated balance sheet of Real Goods at June 24, 2000 (the "Real Goods Balance Sheet") and the unaudited consolidated statements of income, shareholders' equity and cash flow of Real Goods for the period from March 31 through June 24, 2000 (collectively, the "Real Goods Most Recent Financials"). The Real Goods Most Recent Financials fairly present, in all material respects, the financial position of Real Goods at June 24, 2000, and the results of operations of Real Goods for the period then ended, and have been prepared in accordance with generally accepted accounting principles applied on a consistent basis, except that such financial statements will not include any footnote disclosures that might otherwise be required to be included by generally accepted accounting principles, and shall also be subject to normal non-recurring year-end audit adjustments. The Real Goods Balance Sheet reflects all liabilities of Real Goods, whether absolute, accrued or contingent, as of the date thereof of the type required to be reflected or disclosed on a balance sheet prepared in accordance with generally accepted accounting principles (applied in a manner consistent with the notes of the financial statements included in Real Goods 10-K).

     Section 3.9. Disclosure Documents. None of the information supplied or to be supplied by or on behalf of Real Goods for inclusion or incorporation by reference in the registration statement to be filed with the SEC by Gaiam in connection with the issuance of shares of Gaiam Class A in the Merger (the "Registration Statement") will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by or on behalf of Real Goods for inclusion or incorporation by reference in the proxy statement/prospectus, in definitive form, relating to the Real Goods Shareholder Meeting (as hereinafter defined), or in the related proxy and notice of meeting, or soliciting material used in connection therewith (referred to herein collectively as the "Proxy Statement") will, at the dates mailed to shareholders and at the time of the Real Goods Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Real Goods will promptly inform Gaiam of the happening of any event prior to the Effective Time which would render such information regarding Real Goods incorrect in any material respect or require the amendment of the Proxy Statement. The Proxy Statement (except for information relating solely to Gaiam and Gaiam Subsidiary) will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act.

     Section 3.10. Absence of Certain Changes. Except for this Agreement and except as set forth in Section 3.10 of the Disclosure Schedule, since the date of the Real Goods Balance Sheet, Real Goods and its Subsidiaries have conducted their business in all material respects in the ordinary course consistent with past practice and there has not been:

     (a) any event, occurrence or development (including the commencement of any action, suit or proceedings or, to the Knowledge of Real Goods, any investigation) of a state of circumstances or facts which, individually or together with other similar events, has had or reasonably would be expected to have a Real Goods Material Adverse Effect;

     (b) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of Real Goods, or any repurchase, redemption (other than the receipt of Real Goods Common Shares in payment of the exercise price of employee or director stock options and Taxes in respect of such exercise) or other acquisition by Real Goods or any of its Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, Real Goods or any of its Subsidiaries;

     (c) any amendment of any material term of any outstanding security of Real Goods or any of its Subsidiaries other than amendments to the terms of the existing credit facilities of Real Goods or its Subsidiaries or borrowings under such facilities;

     (d) any incurrence, assumption or guarantee by Real Goods or any of its Subsidiaries of any indebtedness for borrowed money other than in the ordinary course of business and in amounts and on terms consistent with past practices;

     (e) any creation or assumption by Real Goods or any of its Subsidiaries of any Lien (other than Permitted Encumbrances) on any material asset of Real Goods or any of its Subsidiaries other than in the ordinary course of business consistent with past practices;

     (f) any making of any loan, advance or capital contribution to or investment in any Person other than loans, advances or capital contributions to or investments in wholly-owned Subsidiaries made in the ordinary course of business consistent with past practices;

     (g) any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of Real Goods or any of its Subsidiaries which, individually or in the aggregate, has had or would reasonably be expected to have a Real Goods Material Adverse Effect;

     (h) any transaction or commitment made, or any contract or agreement entered into, by Real Goods or any of its Subsidiaries relating to its assets or business (including the acquisition or disposition of any assets) or any relinquishment by Real Goods or any of its Subsidiaries of any contract or other right, in either case, material to Real Goods and its Subsidiaries taken as a whole, other than transactions and commitments in the ordinary course of business consistent with past practice and those contemplated by this Agreement;

     (i) any change in any method of accounting or accounting practice by Real Goods or any of its Subsidiaries, whether or not any such change is required by reason of a concurrent change in generally accepted accounting principles;

     (j) any (i) grant of any severance or termination pay to any director, officer or employee of Real Goods or any of its Subsidiaries, (ii) entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of Real Goods or any of its Subsidiaries, (iii) increase in benefits payable under any existing severance or termination pay policies or employment agreements or (iv) increase in compensation, bonus or other benefits payable to directors, officers or employees of Real Goods or any of its Subsidiaries except for such grants, payments, increases or changes in the ordinary course of business consistent with past practice; or

     (k) any labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees of Real Goods or any of its Subsidiaries, which employees were not subject to a collective bargaining agreement at the date of the Real Goods Balance Sheet, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees, which in any such case would reasonably be expected to have a Real Goods Material Adverse Effect.

During the period from June 24, 2000 to the date of this Agreement, neither Real Goods nor any of its Subsidiaries has engaged in any conduct that is proscribed during the period from the date of this Agreement to the Effective Time by
Section 5.3 or agreed in writing during such period prior to the date of this Agreement to engage in any such conduct.

     Section 3.11. Litigation; Compliance.

     Except as set forth in Section 3.11 of the Disclosure Schedule:

     (a) There is no action, suit or proceeding pending against, or (to the Knowledge of Real Goods) threatened against or affecting, or (to the Knowledge of Real Goods) any pending investigation against, Real Goods or any of its Subsidiaries or any of their respective properties before any court or arbitrator or any governmental body, agency or official which would reasonably be expected, individually or in the aggregate, to have a Real Goods Material Adverse Effect or which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated by this Agreement.

     (b) Real Goods and its Subsidiaries are in substantial compliance with all applicable Laws and Regulations and are not in default with respect to any Order applicable to Real Goods or any of its Subsidiaries, except such events of noncompliance or defaults that, individually or in the aggregate, would not reasonably be expected to have a Real Goods Material Adverse Effect.

     Section 3.12. Taxes. (a) Real Goods and its Subsidiaries have timely filed all required Tax Returns and such Tax Returns are true, complete and correct, and Real Goods and its Subsidiaries have timely paid and discharged all Taxes due in connection with or with respect to the periods or transactions covered by such Tax Returns and have paid all other Taxes as are due, except such as are being contested in good faith by appropriate proceedings (to the extent that any such proceedings are required) and there are no other Taxes that would be due if asserted by a taxing authority, except Taxes with respect to which Real Goods is maintaining reserves to the extent required by generally accepted accounting principles, except where the failure of any of the foregoing to be true would not, individually or in the aggregate, reasonably be expected to have a Real Goods Material Adverse Effect. Except as does not involve or would not result in liability to Real Goods or any of its Subsidiaries that would reasonably be expected to have a Real Goods Material Adverse Effect, (i) there are no Tax Liens on any assets of Real Goods or any of its Subsidiaries (other than Permitted Encumbrances); and (ii) there is no written claim against Real Goods or any of its Subsidiaries for any Taxes, and no assessment, deficiency or adjustment has been asserted or proposed with respect to any Tax Return. The accruals and reserves (including deferred taxes) reflected in the Real Goods Balance Sheet are in all material respects adequate to cover all Taxes accruable through the date thereof (including interest and penalties, if any, thereon and Taxes being contested) in accordance with generally accepted accounting principles.

     (b) Neither Real Goods nor any of its Subsidiaries is obligated under any agreement with respect to industrial development bonds or other obligations with respect to which the excludability from gross income of the holder for federal or state income tax purposes could be affected by the transactions contemplated by this Agreement, and to the Knowledge of Real Goods, neither Real Goods nor any of its Subsidiaries owns any property of a character, the indirect transfer of which, as a consequence of the Merger, would give rise to any material documentary, stamp or other transfer tax.

     (c) Real Goods is not a United States real property holding corporation (as defined in Section 897(c)(2) of the Code).

     Section 3.13. ERISA.

     Except as set forth in Section 3.13 of the Disclosure Schedule:

     (a)  Each  Real  Goods  Employee  Plan  has  been  administered  and  is in compliance with the terms of such plan and all applicable laws, rules and regulations where the failure thereof would result in liability that would be reasonably expected to have a Real Goods Material Adverse Effect. Each Real
Goods Employee Plan intended to be qualified has received a favorable determination from the IRS and, to Real Goods' Knowledge, nothing has occurred since that would adversely affect such qualification. No litigation or administrative or other proceeding involving any Real Goods Employee Plans has occurred or, to Real Goods' Knowledge, is threatened where an adverse determination would result in liability that would be reasonably expected to have a Real Goods Material Adverse Effect. Real Goods has not contributed to any "multiemployer plan", within the meaning of section 3(37) of ERISA. No condition exists and no event has occurred that would be expected to constitute grounds for termination of any Real Goods Employee Plan and neither Real Goods nor any of its affiliates has incurred any liability arising in connection with the termination of, or complete or partial withdrawal from, any plan covered or previously covered by Title IV of ERISA. For purpose of this Section, "affiliate" of any Person means any other Person which, together with such Person, would be treated as a single employer under Section 414 of the Code.

     (b) Each enforceable employment, severance or other similar contract, arrangement or policy and each plan or arrangement providing for insurance coverage (including any self-insured arrangements), workers' compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits or for deferred compensation, profit-sharing, bonuses, stock options, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits which (i) is not a Real Goods Employee Plan, (ii) is entered into, maintained or contributed to, as the case may be, by Real Goods or any of its affiliates and (iii) covers any employee or former employee of Real Goods or any of its affiliates, has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such arrangements except for failures to comply which, singly or in the aggregate, would not have a Real Goods Material Adverse Effect.

     (c)  Real  Goods  has  not   established,   and  does  not  maintain,   any
post-retirement benefits for its employees, including but not limited to post-retirement life insurance or post-retirement medical.

     (d) Real Goods has no agreements that provide for the payment of income or the provision of benefits (including vesting, entitlement, receipt, creation or transfer of any rights, privileges, income or title to property or beneficial ownership) to any employees of Real Goods as a result of a change of control of Real Goods.

     Section 3.14. Permits. Real Goods and its Subsidiaries have all Permits as are necessary to carry on their businesses as currently conducted, except for any such Permits for which Real Goods has made due application and except for any such Permits that the failure to possess which, individually or in the aggregate, would not reasonably be expected to have a Real Goods Material Adverse Effect. Real Goods has not received notice from any Governmental Authority (i) that such Permits are not in full force and effect or have been violated, in either case in any respect that would reasonably be expected to have a Real Goods Material Adverse Effect or (ii) threatening to revoke or suspend any such Permits which, in any such case, would reasonably be expected to have a Real Goods Material Adverse Effect.

     Section 3.15. Required Shareholder Vote. The affirmative vote by shareholders of Real Goods Common Shares of Real Goods representing a majority of the outstanding Real Goods Common Shares is the only vote of Real Goods shareholders required by Law for the adoption and approval of this Agreement, the Merger and the transactions contemplated by this Agreement.

     Section 3.16. Finders' Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Real Goods or any of its Subsidiaries who might be entitled to any fee or commission from Gaiam or any of its Subsidiaries in connection with the transactions contemplated by this Agreement (other than with respect to the fairness opinion referred to in Section 6.10).

     Section 3.17. Environmental Matters. Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Real Goods Material Adverse Effect, (a) the properties, operations and activities of Real Goods and its Subsidiaries are in compliance with all applicable Environmental Laws; (b) Real Goods and its Subsidiaries and the properties and operations of Real Goods and its Subsidiaries are not subject to any existing, pending or, to the Knowledge of Real Goods, threatened action, suit, or proceeding by or before any Court or Governmental Authority under any Environmental Law; and (c) all Permits, if any, required to be obtained or filed by Real Goods or any of its Subsidiaries under any Environmental Law in connection with the business of Real Goods and its Subsidiaries have been obtained or filed and are valid and currently in full force and effect.

     Section 3.18. Restrictions on Business Activities. Except for this Agreement, there is no agreement, judgment, injunction, order or decree binding upon Real Goods or any of its Subsidiaries which has or would reasonably be expected to have the effect of prohibiting any acquisition of property by Real Goods or any of its Subsidiaries or the conduct of business by Real Goods or any of its Subsidiaries as currently conducted or as proposed to be conducted by Real Goods, except for any prohibition or impairment as would not reasonably be expected to have a Real Goods Material Adverse Effect.

     Section 3.19. Property. Real Goods or its Subsidiaries, individually or together, hold under valid lease agreements all real and personal properties reflected in the Real Goods 10-K or the Real Goods 10-Q as being held under capitalized leases, and all real and personal property that is subject to the operating leases to which reference is made in the notes to the Real Goods 10-K or the Real Goods 10-Q, and enjoy peaceful and undisturbed possession of such properties under such leases, other than (i) any properties as to which such leases have terminated in the ordinary course of business since the date of the Real Goods 10-K or the Real Goods 10-Q and (ii) any matters that, individually or in the aggregate, would not reasonably be expected to have a Real Goods Material Adverse Effect.

     Section 3.20. Interested Party Transactions. Except as a result of the transactions contemplated by this Agreement or Real Goods SEC Reports, since June 29, 1999, no event has occurred that would be required to be reported as a Certain Relationship or Related Transaction pursuant to Item 404 of Regulation S-K promulgated by the SEC.

     Section 3.21. Insurance. All insurance policies maintained by Real Goods or any of its Subsidiaries (i) are with reputable insurance carriers, (ii) provide adequate coverage for all normal risks incident to the business of Real Goods and its Subsidiaries and their respective properties and assets and (iii) are in character and amount at least equivalent to that carried by entities engaged in similar businesses and subject to the same or similar perils or hazards.

     Section 3.22. Intellectual Property. (a) Real Goods and/or each of its Subsidiaries owns, or is licensed or otherwise possesses legally enforceable rights to use all patents, trademarks, trade names, service marks, copyrights, and any applications therefor, technology, know-how, computer software programs or applications, and tangible or intangible proprietary information or material that are used in the business of Real Goods and its Subsidiaries as currently conducted, except as would not reasonably be expected to have a Real Goods Material Adverse Effect.

     (b)  Except  as would  not  reasonably  be  expected  to have a Real  Goods
Material Adverse Effect: (i) Real Goods is not, nor will it be as a result of the execution and delivery of this Agreement or the performance of its obligations hereunder, in violation of any licenses, sublicenses and other agreements as to which Real Goods is a party and pursuant to which Real Goods is authorized to use any Third-Party Intellectual Property Rights; (ii) no claims with respect to Real Goods Intellectual Property Rights, any trade secret material to Real Goods, or Third-Party Intellectual Property Rights to the extent arising out of any use, reproduction or distribution of such Third-Party Intellectual Property Rights by or through Real Goods or any of its
Subsidiaries, are currently pending or, to the Knowledge of Real Goods, are overtly threatened by any Person; and (iii) to Real Goods' Knowledge, there are no valid grounds for any bona fide claims (A) to the effect that the manufacture, sale, licensing or use of any product as now used, sold or licensed or proposed for use, sale or license by Real Goods or any of its Subsidiaries infringes on any Third-Party Intellectual Property Right; (B) against the use by Real Goods or any of its Subsidiaries of any trademarks, trade names, trade secrets, copyrights, patents, technology, know-how or computer software programs and applications used in the business of Real Goods or any of its Subsidiaries as currently conducted or as proposed to be conducted; (C) challenging the ownership, validity or effectiveness of any part of Real Goods Intellectual Property Rights or other trade secret material to Real Goods, or (D) challenging the license or legally enforceable right to use of the Third-Party Intellectual Rights by Real Goods or any of its Subsidiaries.

     (c) (i) All patents, registered trademarks and copyrights held by Real Goods and its Subsidiaries are valid and subsisting, except as would not reasonably be expected to have a Real Goods Material Adverse Effect, and (ii) to Real Goods' Knowledge, there is no material unauthorized use, infringement or misappropriation of any of Real Goods Intellectual Property by any third party, including any employee or former employee of Real Goods or any of its Subsidiaries.

     Section 3.23. Material Contracts. All Material Contracts relating to Real Goods or any of its Subsidiaries are in full force and effect, Real Goods and its Subsidiaries have performed their obligations thereunder to date and, to the Knowledge of Real Goods, each other party thereto has performed its obligations thereunder to date, other than any failure of a Material Contract to be in full force and effect or any nonperformance thereof that would not reasonably be expected to have a Real Goods Material Adverse Effect.

     Section 3.24. Board Recommendation. The Board of Directors of Real Goods has, by unanimous vote at meetings of such board duly held on October 6, 2000 and October 11, 2000, approved and adopted this Agreement and the Merger, determined that the Merger is fair to the shareholders of the Company, recommended that the shareholders of the Company approve and adopt this Agreement and the Merger and rescinded any stock repurchase program previously approved by the Board of Directors of Real Goods. The Board of Directors of Real Goods was fully informed, in making such decisions, of the understanding between John Schaeffer and Gaiam with respect to employment and the sale of Gaiam Class A to be received in the Merger.

     Section 3.25. Absence of Undisclosed Liabilities. Except as disclosed in the Real Goods 10-K or the Real Goods 10-Q, neither Real Goods nor any of its Subsidiaries has any liabilities or obligations of any nature, whether absolute, accrued, unmatured, contingent or otherwise, or any unsatisfied judgments or any leases of personalty or realty or unusual or extraordinary commitments, except the liabilities recorded on the Real Goods Balance Sheet and any notes thereto, and except for liabilities or obligations incurred in the ordinary course of business and consistent with past practice since June 24, 2000 that would not individually or in the aggregate have a Real Goods Material Adverse Effect or materially impair Real Goods' ability to consummate the Merger or the other transactions contemplated hereby.

     Section 3.26. Tax Free Reorganization. Neither Real Goods nor, to the Knowledge of Real Goods, any of its affiliates has taken, agreed to take, or will take any action that would prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code. Neither Real Goods nor, to the Knowledge of Real Goods, any of its affiliates is aware of any agreement, plan or other circumstance that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

     Section  3.27.  Guarantees.  Neither  Real  Goods  nor any of  Real  Goods'
Subsidiaries is a guarantor or is otherwise liable for any liability or obligation (including indebtedness) of any other person.

     Section 3.28. Labor Matters. Real Goods and its Subsidiaries are in compliance with all federal and state laws relating to employment practices, terms and conditions of employment, wages and hours, and are not engaged in any unlawful labor or employment practice. There are no material controversies outside the ordinary course of business pending or, to the Knowledge of Real Goods, threatened, between Real Goods or any of its Subsidiaries and any of their employees. Neither Real Goods nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Real Goods or any of its Subsidiaries. There are no unfair labor practice complaints pending against the Real Goods or any of its Subsidiaries before the National Labor Relations Board. There are no strikes, slowdowns, work stoppages, lockouts, or threats thereof, by or with respect to any employees of the Real Goods or any of its Subsidiaries, and to the Knowledge of the Real Goods, none are threatened. There have been no strikes, slowdowns, work stoppages, lockouts or other labor disputes or any threats thereof, by or with respect to any employees of the Real Goods and its Subsidiaries in two years prior to the date of this Agreement. To the Knowledge of Real Goods, no executive, key people, or group of employees has any plans to terminate employment with the Real Goods or any of its Subsidiaries.

     Section 3.29. Full Disclosure. As of the date hereof and as of the Effective Time, as the case may be, all statements contained in any schedule, exhibit, certificate or other instrument delivered by or on behalf of Real Goods pursuant to this Agreement are, or, in respect of any such instrument to be delivered on or prior to the Effective Time, as of its date and as of the Effective Time will be, accurate and complete in all material respects, authentic and incorporated herein by reference and constitute or will constitute the representations and warranties of Real Goods. No representation or warranty of Real Goods contained in this Agreement contains any untrue statement or omits to state a fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading in any material respect.

                                    ARTICLE 4

                     Representations and Warranties of Gaiam

     Gaiam hereby represents and warrants to Real Goods as follows:

     Section 4.1. Corporate Existence and Power. Gaiam is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Colorado, and has all corporate powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted. Gaiam is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, have a Gaiam Material Adverse Effect.

     Section 4.2. Corporate Authorization. The execution, delivery and performance by Gaiam of this Agreement and the consummation by Gaiam of the transactions contemplated by this Agreement are within Gaiam's corporate powers and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of Gaiam, enforceable against Gaiam in accordance with its terms, subject to applicable bankruptcy, insolvency or other similar laws relating to or affecting the enforcement of creditors' rights generally and to legal principles of general applicability governing the application and availability of equitable remedies.

     Section 4.3. Governmental Authorization. The execution, delivery and performance by Gaiam of this Agreement and the consummation of the transactions contemplated by this Agreement by Gaiam require no action or waiting period by or in respect of, or filing with, any governmental body, agency, official or authority other than (a) the filing of a certificate of merger and a tax clearance certificate in accordance with the California Law (b compliance with any applicable requirements of the Securities Act, the Exchange Act or any Blue Sky Laws; and (c) compliance with those Laws, Regulations and Orders noncompliance with which would not reasonably be expected to have a Gaiam Material Adverse Effect or to prevent, impair or result in significant delay of the consummation of the Merger. Without limiting the first sentence of this
Section 4.3, the execution, delivery and performance by Gaiam of this Agreement and the consummation of the transactions contemplated by this Agreement by Gaiam require no action or waiting period by or in respect of, or filing with, any governmental body, agency, official or authority in connection with the HSR Act.

     Section 4.4. Non-Contravention. The execution, delivery and performance by Gaiam of this Agreement and the consummation by Gaiam of the transactions contemplated by this Agreement do not and will not (a) contravene or conflict with the articles of incorporation or bylaws of Gaiam or (b) assuming effectuation of all filings and registrations with, the termination or expiration of any applicable waiting periods imposed by, and receipt of all Permits and Orders of, Governmental Authorities indicated as required in Section 4.3, (i) constitute a default under or give rise to (A) a right of termination, cancellation, acceleration, amendment or modification with respect to Gaiam or any of its Subsidiaries, (B) a loss of any benefit to which Gaiam or any of its Subsidiaries is entitled or (C) an increase in the obligations of Gaiam or any of its Subsidiaries, in each case, under any provision of any Material Contract of Gaiam or any of its Subsidiaries which, in any such case, individually or in the aggregate, would have a Gaiam Material Adverse Effect, (ii) result in the creation or imposition of any material Lien (other than any Permitted Encumbrances) on any material asset of Gaiam or any of its Subsidiaries or (iii) violate or cause a breach under any Law, Regulation, Order or Permit applicable to Gaiam, its Subsidiaries and their respective assets except for any such matters that would not reasonably be expected, individually or in the aggregate, to have a Gaiam Material Adverse Effect.

     Section 4.5. Capitalization. The authorized capital stock of Gaiam consists of 250,000,000 shares, consisting of 150,000,000 shares of Gaiam Class A, 50,000,000 shares of class B common stock, $.0001 par value per share, and 50,000,000 shares of preferred stock, par value $.0001 per share. As of the date of this Agreement, there were 5,462,780 shares of Gaiam Class A outstanding, options to purchase an aggregate of 989,478 shares of Gaiam Class A, a warrant to purchase 24,000 shares of Gaiam Class A and 5,400,000 shares of class B common stock outstanding. As of the date of this Agreement, there were no shares of preferred stock outstanding and all outstanding shares of capital stock of Gaiam have been duly authorized and validly issued and are fully paid and nonassessable.

     Section 4.6. Subsidiaries. Each of Gaiam's Subsidiaries is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has all corporate or entity powers and all governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted, except to the extent the failure to have such licenses, authorizations, consents and approvals would not, individually or in the aggregate, have a Gaiam Material Adverse Effect, and is duly qualified to do business as a foreign corporation or entity and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, have a Gaiam Material Adverse Effect.

     Section 4.7. SEC Filings. (a) Gaiam has filed all required forms, reports and documents with the SEC since October 28, 1999, including, (i) its Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (the "Gaiam 10-K"), (ii) the proxy statement relating to Gaiam's 2000 annual meeting of shareholders, (iii) its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2000 and June 30, 2000 (the "Gaiam 10-Qs") and (iv) all other reports or registration statements filed by Gaiam with the SEC since October 28, 1999 (collectively, the "Gaiam SEC Reports") with the SEC, all of which complied when filed in all material respects with all applicable requirements of the Securities Act and the Exchange Act. The audited consolidated financial statements and unaudited consolidated interim financial statements of Gaiam and its subsidiaries included or incorporated by reference in such Gaiam SEC Reports were prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and present fairly, in all material respects, the financial position and results of operations and cash flows of Gaiam and its Subsidiaries on a consolidated basis at the respective dates and for the respective periods indicated (and in the case of all such financial statements that are interim financial statements, contain all adjustments so to present fairly). Except to the extent that information contained in any Gaiam SEC Report was revised or superseded by a later filed Gaiam SEC Report, none of the Gaiam SEC Reports contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Gaiam has provided to Real Goods copies of all other correspondence sent to or received from the SEC by Gaiam and its Subsidiaries since January 1, 2000 (other than cover letters).

     Section 4.8. Consolidated Financial Statements. Gaiam has provided to Real Goods true and complete copies of the unaudited consolidated balance sheet of Gaiam at June 30, 2000 (the "Gaiam Balance Sheet") and the unaudited consolidated statements of income, shareholders' equity and cash flow of Gaiam for the period from December 31, 1999 through June 30, 2000. Such financial statements fairly present, in all material respects, the financial position of Gaiam at June 30, 2000, and the results of operations of Gaiam for the period then ended, and have been prepared in accordance with generally accepted accounting principles applied on a consistent basis, except that such financial statements will not include any footnote disclosures that might otherwise be required to be included by generally accepted accounting principles, and shall also be subject to normal non-recurring year-end audit adjustments. The Gaiam Balance Sheet reflects all liabilities of Gaiam, whether absolute, accrued or contingent, as of the date thereof of the type required to be reflected or disclosed on a balance sheet prepared in accordance with generally accepted accounting principles (applied in a manner consistent with the notes of the financial statements included in the Gaiam 10-K).

     Section 4.9. Disclosure Documents. None of the information supplied or to be supplied by or on behalf of Gaiam or Gaiam Subsidiary for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Registration Statement (except for information relating solely to Real Goods) will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act.

     Section 4.10. Absence of Certain Changes. Except for this Agreement, since the date of the Gaiam Balance Sheet, Gaiam and its Subsidiaries have conducted their business in all material respects in the ordinary course consistent with past practice and there has not been:

     (a) any event, occurrence or development (including the commencement of any action, suit or proceedings or, to the Knowledge of Gaiam, any investigation) of a state of circumstances or facts which, individually or together with other similar events, has had or reasonably would be expected to have a Gaiam Material Adverse Effect;

     (b) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of Gaiam, or any material repurchase, redemption (other than the receipt of Gaiam Class A in payment of the exercise price of stock options and Taxes in respect of such exercise) or other acquisition by Gaiam of any outstanding shares of capital stock or other securities of, or other ownership interests in, Gaiam;

     (c) any amendment of any material term of any outstanding security of Gaiam or any of its Subsidiaries other than amendments to the terms of the existing credit facilities of Gaiam or its Subsidiaries or borrowings under such facilities; or

     (d) any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of Gaiam or any of its Subsidiaries which, individually or in the aggregate, has had or would reasonably be expected to have a Gaiam Material Adverse Effect.

     Section 4.11. Litigation; Compliance.

     (a) There is no action, suit or proceeding pending against, or (to the Knowledge of Gaiam) threatened against or affecting, or (to the Knowledge of Gaiam) any pending investigation against, Gaiam or any of its Subsidiaries or any of their respective properties before any court or arbitrator or any governmental body, agency or official which would reasonably be expected, individually or in the aggregate, to have a Gaiam Material Adverse Effect or which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated by this Agreement.

     (b) Gaiam and its Subsidiaries are in substantial compliance with all applicable Laws and Regulations and are not in default with respect to any Order applicable to Gaiam or any of its Subsidiaries, except such events of noncompliance or defaults that, individually or in the aggregate, would not reasonably be expected to have a Gaiam Material Adverse Effect.

     Section 4.12. Taxes. (a) Gaiam and its Subsidiaries have timely filed all required Tax Returns and such Tax Returns are true, complete and correct, and Gaiam and its Subsidiaries have timely paid and discharged all Taxes due in connection with or with respect to the periods or transactions covered by such Tax Returns and have paid all other Taxes as are due, except such as are being contested in good faith by appropriate proceedings (to the extent that any such proceedings are required) and there are no other Taxes that would be due if asserted by a taxing authority, except Taxes with respect to which Gaiam is maintaining reserves to the extent required by generally accepted accounting principles, except where the failure of any of the foregoing to be true would not, individually or in the aggregate, reasonably be expected to have a Gaiam Material Adverse Effect. Except as does not involve or would not result in liability to Gaiam or any of its Subsidiaries that would reasonably be expected to have a Gaiam Material Adverse Effect, (i) there are no Tax Liens on any assets of Gaiam or any of its Subsidiaries (other than Permitted Encumbrances); and (ii) there is no written claim against Gaiam or any of its Subsidiaries for any Taxes, and no assessment, deficiency or adjustment has been asserted or proposed with respect to any Tax Return. The accruals and reserves (including deferred taxes) reflected in Gaiam Balance Sheet are in all material respects adequate to cover all Taxes accruable through the date thereof (including interest and penalties, if any, thereon and Taxes being contested) in accordance with generally accepted accounting principles.

     (b) Neither Gaiam nor any of its Subsidiaries is obligated under any agreement with respect to industrial development bonds or other obligations with respect to which the excludability from gross income of the holder for federal or state income tax purposes could be affected by the transactions contemplated by this Agreement, and to the Knowledge of Gaiam, neither Gaiam nor any of its Subsidiaries owns any property of a character, the indirect transfer of which, as a consequence of the Merger, would give rise to any material documentary, stamp or other transfer tax.

     Section 4.13. ERISA.

     (a) Each Gaiam Employee Plan has been administered and is in compliance with the terms of such plan and all applicable laws, rules and regulations where the failure thereof would result in liability that would be reasonably expected to have a Gaiam Material Adverse Effect. Each Gaiam Employee Plan intended to be qualified has received a favorable determination from the IRS and, to Gaiam's Knowledge, nothing has occurred since that would adversely affect such qualification. No litigation or administrative or other proceeding involving any Gaiam Employee Plans has occurred or, to Gaiam's Knowledge, is threatened where an adverse determination would result in liability that would be reasonably expected to have a Gaiam Material Adverse Effect. Gaiam has not contributed to any "multiemployer plan", within the meaning of section 3(37) of ERISA. No condition exists and no event has occurred that would be expected to constitute grounds for termination of any Gaiam Employee Plan and neither Gaiam nor any of its affiliates has incurred any liability arising in connection with the termination of, or complete or partial withdrawal from, any plan covered or previously covered by Title IV of ERISA. For purpose of this Section, "affiliate" of any Person means any other Person which, together with such Person, would be treated as a single employer under Section 414 of the Code.

     (b) Each enforceable employment, severance or other similar contract, arrangement or policy and each plan or arrangement providing for insurance coverage (including any self-insured arrangements), workers' compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits or for deferred compensation, profit-sharing, bonuses, stock options, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits which (i) is not a Gaiam Employee Plan, (ii) is entered into, maintained or contributed to, as the case may be, by Gaiam or any of its affiliates and (iii) covers any employee or former employee of Gaiam or any of its affiliates, has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such arrangements except for failures to comply which, singly or in the aggregate, would not have a Gaiam Material Adverse Effect.

     (c) Gaiam has not established, and does not maintain, any post-retirement benefits for its employees, including but not limited to post-retirement life insurance or post-retirement medical.

     Section 4.14. Permits. Gaiam and its Subsidiaries have all Permits as are necessary to carry on their businesses as currently conducted, except for any such Permits for which Gaiam has made due application and except for any such Permits that the failure to possess which, individually or in the aggregate, would not reasonably be expected to have a Gaiam Material Adverse Effect. Gaiam has not received notice from any Governmental Authority (i) that such Permits are not in full force and effect or have been violated, in either case in any respect that would reasonably be expected to have a Gaiam Material Adverse Effect or (ii) threatening to revoke or suspend any such Permits which, in any such case, would reasonably be expected to have a Gaiam Material Adverse Effect.

     Section 4.15. Finders' Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Gaiam or any of its Subsidiaries who might be entitled to any fee or commission from Real Goods or any of its Subsidiaries in connection with the transactions contemplated by this Agreement.

     Section 4.16. Environmental Matters. Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Gaiam Material Adverse Effect, (a) the properties, operations and activities of Gaiam and its Subsidiaries are in compliance with all applicable Environmental Laws; (b) Gaiam and its Subsidiaries and the properties and operations of Gaiam and its Subsidiaries are not subject to any existing, pending or, to the Knowledge of Gaiam, threatened action; suit, or proceeding by or before any Court or Governmental Authority under any Environmental Law; and (c) all Permits, if any, required to be obtained or filed by Gaiam or any of its Subsidiaries under any Environmental Law in connection with the business of Gaiam and its Subsidiaries have been obtained or filed and are valid and currently in full force and effect.

     Section 4.17. Restrictions on Business Activities. Except for this Agreement, there is no agreement, judgment, injunction, order or decree binding upon Gaiam or any of its Subsidiaries which has or would reasonably be expected to have the effect of prohibiting any acquisition of property by Gaiam or any of its Subsidiaries or the conduct of business by Gaiam or any of its Subsidiaries as currently conducted or as proposed to be conducted by Gaiam, except for any prohibition or impairment as would not reasonably be expected to have a Gaiam Material Adverse Effect.

     Section 4.18. Property. Gaiam or its Subsidiaries, individually or together, hold under valid lease agreements all real and personal properties reflected in the Gaiam 10-K or the Gaiam 10-Q as being held under capitalized leases, and all real and personal property that is subject to the operating leases to which reference is made in the notes to the Gaiam 10-K or the Gaiam 10-Q, and enjoy peaceful and undisturbed possession of such properties under such leases, other than (i) any properties as to which such leases have terminated in the ordinary course of business since the date of the Gaiam 10-K or the Gaiam 10-Q and (ii) any matters that, individually or in the aggregate, would not reasonably be expected to have a Gaiam Material Adverse Effect.

     Section 4.19. Interested Party Transactions. Except as a result of the transactions contemplated by this Agreement or as disclosed in the Gaiam SEC Reports or the Registration Statement, since June 30, 2000, no event has occurred that would be required to be reported as a Certain Relationship or Related Transaction pursuant to Item 404 of Regulation S-K promulgated by the SEC.

     Section 4.20. Insurance. All insurance policies maintained by Gaiam or any of its Subsidiaries (i) are with reputable insurance carriers, (ii) provide adequate coverage for all normal risks incident to the business of Gaiam and its Subsidiaries and their respective properties and assets and (iii) are in character and amount at least equivalent to that carried by entities engaged in similar businesses and subject to the same or similar perils or hazards.

     Section 4.21. Intellectual Property. (a) Gaiam and/or each of its Subsidiaries owns, or is licensed or otherwise possesses legally enforceable rights to use all patents, trademarks, trade names, service marks, copyrights, and any applications therefor, technology, know-how, computer software programs or applications, and tangible or intangible proprietary information or material that are used in the business of Gaiam and its Subsidiaries as currently conducted, except as would not reasonably be expected to have a Gaiam Material Adverse Effect.

     (b) Except as would not reasonably be expected to have a Gaiam Material Adverse Effect: (i) Gaiam is not, nor will it be as a result of the execution and delivery of this Agreement or the performance of its obligations hereunder, in violation of any licenses, sublicenses and other agreements as to which Gaiam is a party and pursuant to which Gaiam is authorized to use any Third-Party Intellectual Property Rights; (ii) no claims with respect to Gaiam Intellectual Property Rights, any trade secret material to Gaiam, or Third-Party Intellectual Property Rights to the extent arising out of any use, reproduction or distribution of such Third-Party Intellectual Property Rights by or through Gaiam or any of its Subsidiaries, are currently pending or, to the Knowledge of Gaiam, are overtly threatened by any Person; and (iii) to Gaiam's Knowledge, there are no valid grounds for any bona fide claims (A) to the effect that the manufacture, sale, licensing or use of any product as now used, sold or licensed or proposed for use, sale or license by Gaiam or any of its Subsidiaries infringes on any Third-Party Intellectual Property Right; (B) against the use by Gaiam or any of its Subsidiaries of any trademarks, trade names, trade secrets, copyrights, patents, technology, know-how or computer software programs and applications used in the business of Gaiam or any of its Subsidiaries as currently conducted or as proposed to be conducted; (C) challenging the ownership, validity or effectiveness of any part of Gaiam Intellectual Property Rights or other trade secret material to Gaiam, or (D) challenging the license or legally enforceable right to use of the Third-Party Intellectual Rights by Gaiam or any of its Subsidiaries.

     (c) (i) All patents, registered trademarks and copyrights held by Gaiam and its Subsidiaries are valid and subsisting, except as would not reasonably be expected to have a Gaiam Material Adverse Effect, and (ii) to Gaiam's Knowledge, there is no material unauthorized use, infringement or misappropriation of any of Gaiam Intellectual Property by any third party, including any employee or former employee of Gaiam or any of its Subsidiaries.

     Section 4.22. Material Contracts. All Material Contracts relating to Gaiam or any of its Subsidiaries are in full force and effect, Gaiam and its Subsidiaries have performed their obligations thereunder to date and, to the Knowledge of Gaiam, each other party thereto has performed its obligations thereunder to date, other than any failure of a Material Contract to be in full force and effect or any nonperformance thereof that would not reasonably be expected to have a Gaiam Material Adverse Effect.

     Section 4.23. Board Approval. The Board of Directors of Gaiam has, by unanimous vote at meetings of such board duly held on October 10, 2000, approved and adopted this Agreement, the Merger and other transactions contemplated hereby (including, without limitation, the issuance of Gaiam Class A as a result of the Merger), and determined that the Merger is fair to the shareholders of Gaiam Class A.

     Section 4.24. Absence of Undisclosed Liabilities. Except as disclosed in Gaiam's SEC Reports, neither Gaiam nor any of its Subsidiaries has any liabilities or obligations of any nature, whether absolute, accrued, unmatured, contingent or otherwise, or any unsatisfied judgments or any leases of personalty or realty or unusual or extraordinary commitments, except the liabilities recorded on the Gaiam Balance Sheet any notes thereto, and except for liabilities or obligations incurred in the ordinary course of business and consistent with past practice since June 30, 2000 that would not individually or in the aggregate have a Gaiam Material Adverse Effect or materially impair Gaiam's ability to consummate the merger or the other transactions contemplated hereby.

     Section 4.25. Tax Free Reorganization. Neither Gaiam nor, to the Knowledge of Gaiam, any of its affiliates has taken, agreed to take, or will take any action that would prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code. Neither Gaiam nor, to the Knowledge of Gaiam, any of its affiliates is aware of any agreement, plan or other circumstance that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

     Section 4.26. Labor Matters. Gaiam and its Subsidiaries are in compliance with all federal and state laws relating to employment practices, terms and conditions of employment, wages and hours, and are not engaged in any unlawful labor or employment practice, except where failure would not result in a Gaiam Material Adverse Effect. There are no material controversies outside the ordinary course of business pending or, to the Knowledge of Gaiam, threatened, between Gaiam or any of its Subsidiaries and any of their employees. As of the date of this Agreement, neither Gaiam nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Gaiam or any of its Subsidiaries, there are no unfair labor practice complaints pending against the Gaiam or any of its Subsidiaries before the National Labor Relations Board, there are no strikes, slowdowns, work stoppages, lockouts, or threats thereof, by or with respect to any employees of the Gaiam or any of its Subsidiaries, and to the Knowledge of the Gaiam, none are threatened. There have been no strikes, slowdowns, work stoppages, lockouts or other labor disputes or any threats thereof, by or with respect to any employees of the Gaiam and its Subsidiaries in two years prior to the date of this Agreement. To the Knowledge of Gaiam as of the date of this Agreement, no executive, key people, or group of employees has any plans to terminate employment with the Gaiam or any of its Subsidiaries.

     Section 4.27. Full Disclosure. As of the date hereof and as of the Effective Time, as the case may be, all statements contained in any schedule, exhibit, certificate or other instrument delivered by or on behalf of Gaiam pursuant to this Agreement are, or, in respect of any such instrument to be delivered on or prior to the Effective Time, as of its date and as of the Effective Time will be, accurate and complete in all material respects, authentic and incorporated herein by reference and constitute or will constitute the representations and warranties of Gaiam. No representation or warranty of Gaiam contained in this Agreement contains any untrue statement or omits to state a fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading in any material respect.

                                    ARTICLE 5

                        Covenants of Real Goods and Gaiam

     Section 5.1. Affirmative Covenants of Real Goods. Except as expressly contemplated by this Agreement or consented to in writing by Gaiam, during the period from the execution of this Agreement by Real Goods to the Effective Time, Real Goods will, and will cause its Subsidiaries to:

     (a) operate their businesses in all material respects in the usual and ordinary course consistent with past practices;

     (b) use all reasonable efforts to preserve substantially intact their business organizations, maintain the rights and franchises that are material to Real Goods, retain the services of their officers and maintain the relationships with the customers and suppliers that are material to Real Goods;

     (c)  maintain   supplies  and  other   inventories  in  quantities   deemed
appropriate by Real Goods;

     (d) maintain and keep the properties and assets that are material to Real Goods in as good repair and condition in all material respects as on the date of this Agreement, ordinary wear and tear excepted;

     (e) use all commercially reasonable efforts to keep in full force and effect insurance comparable in amount and scope of coverage to that set forth in
Section 3.20; and

     (f) use all commercially reasonable efforts to comply in all material respects with all applicable Laws, Regulations and Orders.

     Section 5.2. Negative Covenants of Real Goods. Except as expressly contemplated by this Agreement, or otherwise consented to in writing by Gaiam, from the execution of this Agreement by Real Goods until the Effective Time, Real Goods will not, and will not permit any of its Subsidiaries to:

     (a) adopt or propose any change in the articles of incorporation or bylaws of Real Goods or any of its Subsidiaries;

     (b) (i) acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or in any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets of any other Person, (ii) incur any Indebtedness or issue any debt securities or assume, guarantee or endorse or otherwise become responsible for the obligations of any other Person or make any loans or advances, except in each case in the ordinary course of business and consistent with past practice, (iii) make or authorize any capital expenditures other than capital expenditures in accordance with Real Goods' existing capital plan, capital expenditures to repair or replace casualty losses or other capital expenditures in the ordinary course of Real Goods' business or (iv) enter into or amend in any material respect any contract, agreement, commitment or arrangement with respect to any of the matters set forth in this Section 5.2(b);

     (c) sell, lease, license or otherwise dispose of any material assets or property except (i) pursuant to existing contracts or commitments, (ii) in the ordinary course consistent with past practice, and (iii) as contemplated or permitted by this Agreement;

     (d) (i) take or agree or commit to take any action that would make any representation or warranty of Real Goods hereunder inaccurate in any respect at, or as of any time prior to, the Effective Time such that the conditions set forth in Section 7.3(a) would not be satisfied or (ii) omit or agree or commit to omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time such that the conditions set forth in Section 7.3(a) would not be satisfied;

     (e) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock (other than cash dividends and distributions by a wholly owned Subsidiary of Real Goods to Real Goods or to a Subsidiary, all of the capital stock of which is owned directly or indirectly by Real Goods), or redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any of its securities or any securities of its Subsidiaries;

     (f) adopt any change in executive compensation except in the ordinary course consistent with past practices or adjust or amend any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or employee benefit plan, agreement, trust, plan, fund or other arrangement for the benefit and welfare of any director, officer or employee (except as contemplated by this Agreement or as required to comply with ERISA or to continue then existing tax and securities law status);

     (g) revalue in any material respect any significant portion of its assets, including, without limitation, writing down the value of inventory in any material manner or writing-off of notes or accounts receivable in any material manner except as required by generally accepted accounting principles;

     (h) pay, discharge or satisfy any material claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise) other than the payment, discharge or satisfaction in the ordinary course of business, consistent with past practices, of liabilities reflected or reserved against in the consolidated financial statements of Real Goods referred to in Section 3.8 or incurred in the ordinary course of business, consistent with past practices;

     (i) make any tax election with respect to or settle or compromise any material income tax liability;

     (j) offer, sell, issue or grant, or authorize the offering, sale, issuance or grant, of any shares of capital stock of, or other equity interests in, any securities convertible into or exchangeable for any shares of capital stock of, or other equity interests (or phantom equity interests) in, or any options, warrants or rights of any kind to acquire any shares of capital stock of, or other equity interests (or phantom equity interests) in, Real Goods or any of its Subsidiaries (other than the issuance of Real Goods Common Shares upon the exercise of outstanding options);

     (k) grant any Lien (except Permitted Encumbrances) with respect to any material assets including any shares of capital stock of, or other equity interests in, any Subsidiary of Real Goods;

     (l) (i) change any of its policies or practices with respect to business transactions between Real Goods and its Subsidiaries, on the one hand, and Real Goods' Affiliates (other than Real Goods and its Subsidiaries), on the other hand, (ii) change any of its methods of accounting in effect at June 24, 2000 except as may be required to comply with generally accepted accounting principles, or (iii) change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the taxable year ending March 31, 2000, except, in each case, as may be required by Law;

     (m) except to the extent the Board of Directors of Real Goods deems it necessary to do so in the exercise of its fiduciary obligations to its shareholders, adopt any shareholder rights plan;

     (n) enter into or adopt any agreements or arrangements that provide for the payment of income or the provision of benefits (including vesting, entitlement, receipt, creation or transfer of any rights, privileges, income or title to property or beneficial ownership) to employees of Real Goods as a result of a change of control of Real Goods;

     (o) take, cause or permit to be taken any action, whether before or after the Effective Time, that could reasonably be expected to prevent the Merger from constituting a "reorganization" within the meaning of Section 368(a) of the Code; or

     (p) agree or commit to do any of the foregoing.

     Section 5.3. No Solicitation. From and after the date of this Agreement, Real Goods shall not (whether directly or indirectly through Real Goods' Representatives), and Real Goods shall not authorize or permit any of Real Goods' Representatives to (i) solicit, initiate, or encourage the making of, or negotiate with respect to any Acquisition Proposal; (ii) disclose any information not customarily disclosed to any Person concerning Real Goods' business and properties or afford to any Person access to its properties, books or records; (iii) respond to inquiries or assist or cooperate with any Person to make any proposal to consummate an Acquisition Proposal; or (iv) disclose the existence or content of the discussions between Gaiam and Real Goods (except to the extent set forth in the Registration Statement) or the existence of this Agreement (except to the extent set forth in any press releases issued in accordance with Section 6.5); provided, however that the foregoing shall not prohibit Real Goods (either directly or indirectly through any of Real Goods' Representatives) from (A) furnishing information pursuant to an appropriate confidentiality letter concerning Real Goods and its businesses, properties or assets to a third party (other than Gaiam, Gaiam Subsidiary or any of their respective affiliates) who has made or is seeking to initiate discussions with respect to a bona fide Acquisition Proposal, (B) engaging in discussions or negotiations with such a third party who has made a bona fide Acquisition Proposal, and/or (C) following receipt of a bona fide Acquisition Proposal, making disclosure to Real Goods' shareholders, where the failure to take or permit the taking of any action specified in the foregoing clauses (A) through
(C) would be a breach of the fiduciary duties of the Board of Directors of Real Goods. Except to the extent it would be a breach of the fiduciary duties of the Real Goods' Board of Directors to do so, in the event that Real Goods or any of Real Goods' Representatives shall receive any offer or proposal, directly or indirectly, of the type referred to in clause (i) or (iii) above, or any request for disclosure or access pursuant to clause (ii) above, Real Goods shall promptly inform Gaiam of the receipt of any such Acquisition Proposal including the identity of the Person or group making such Acquisition Proposal and the material terms and conditions of such Acquisition Proposal. Except to the extent it would be a breach of the fiduciary duties of the Real Goods' Board of Directors not to do so, in no event shall Real Goods enter into a definitive agreement in connection with the Acquisition Proposal less than three business days after Real Goods' notification to Gaiam of an inquiry or proposal relating to an Acquisition Proposal. Within the three business day period referred to above, Gaiam may propose an improved transaction.

     Section 5.4. Settlement of Certain Claims. Without the prior written agreement of Gaiam, prior to the Effective Time, Real Goods shall not settle or compromise any claim brought by any present, former or purported holder or owner of Real Goods Common Shares or other securities of Real Goods, or by any other Person, which relates to or seeks to challenge or enjoin the transactions contemplated by this Agreement.

     Section 5.5. Antitakeover Statutes. If any takeover statute is or may become applicable to the transactions contemplated by this Agreement, Real Goods and the members of its Board of Directors shall use all reasonable efforts to grant such approvals and to take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of any takeover statute on any of the transactions contemplated by this Agreement.

     Section 5.6. Covenants of Gaiam. Except as expressly contemplated by this Agreement or consented to in writing by Real Goods, during the period from the execution of this Agreement by Real Goods to the Effective Time, (a) Gaiam will, and will cause its Subsidiaries to, use all commercially reasonable efforts to comply in all material respects with all applicable Laws, Regulations and Orders, and (b) Gaiam will not, and will not permit any of its Subsidiaries to
(i) take or agree or commit to take any action that would make any representation or warranty of Gaiam hereunder inaccurate in any respect at, or as of any time prior to, the Effective Time such that the conditions set forth in Section 7.2(a) would not be satisfied, (ii) omit or agree or commit to omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time such that the conditions set forth in Section 7.2(a) would not be satisfied, or (iii) take, cause or permit to be taken any action, whether before or after the Effective Time, that could reasonably be expected to prevent the Merger from constituting a "reorganization" within the meaning of Section 368(a) of the Code.

     Section 5.7. Certain Employee Matters. Prior to the Effective Time, Gaiam will consult with Real Goods and will use reasonable best efforts to identify any Real Goods employees whose employment will be terminated as a result of the Merger. Notwithstanding anything to the contrary set forth in this Agreement, prior to the Effective Time, Real Goods will pay or arrange for the payment of severance to each Real Goods employee so identified, provided that such employee has been an employee of Real Goods for at least one year as of the Effective Time, and provided further that such employee continues employment until the date employment is terminated. Such severance shall equal (a) two weeks of salary, plus (b) one additional week of salary for each year of employment in excess of one year. For purposes of this Section, any Real Goods employee who is transferred after the Merger to a work location more than 75 miles from such employee's current work location shall be deemed to have been terminated as a result of the Merger. Gaiam agrees that all Real Goods employees who continue employment with Gaiam or Real Goods following the Merger shall be entitled to receive seniority credit, in any vacation and insurance plans, for any employment at Real Goods prior to the Merger. Notwithstanding anything to the contrary set forth in this Agreement, Gaiam consents to the transfer of all rights under John Schaeffer's split dollar life insurance policy to Mr. Schaeffer or his insurance trust and to any amendment or termination of agreements entered into by Real Goods in connection with such policy.

                                    ARTICLE 6

                             Covenants of Each Party

     Each party agrees that:

     Section  6.1.  Preparation  of  the  Registration  Statement;   Shareholder
Meeting.

     (a) As soon as practicable following the date of this Agreement, Gaiam and Real Goods shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement shall be included. Each of Gaiam and Real Goods shall use commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. The Proxy Statement shall include the recommendation of the Board of Directors of Real Goods in favor of approval and adoption of this Agreement and the Merger, except to the extent the Board of Directors of Real Goods shall have withdrawn or modified its approval or recommendation of this Agreement or the Merger as permitted by Section 5.3. Real Goods shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to its shareholders.

     (b) Gaiam and Real Goods shall make all necessary filings with respect to the Merger and the transactions contemplated thereby under the Securities Act and the Exchange Act and applicable state blue sky laws and the rules and regulations thereunder. Gaiam shall also take any action required to be taken under any applicable state securities laws in connection with the issuance of Gaiam Class A in the Merger. No filing of, or amendment or supplement to, the Registration Statement will be made by Gaiam without providing Real Goods and its counsel the opportunity to review and comment thereon. Gaiam will advise Real Goods, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Gaiam Class A issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to Gaiam or Real Goods, or any of their respective affiliates, officers or directors, should be discovered by Gaiam or Real Goods which should be set forth in an amendment or supplement to any of the Registration Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the shareholders of Real Goods.

     (c) Real Goods shall, as soon as practicable following the effectiveness of the Registration Statement, duly call, give notice of, convene and hold a meeting of its shareholders (the "Real Goods Shareholder Meeting") for the purpose of obtaining the approval and adoption (the "Real Goods Shareholder Approval") of the shareholders of Real Goods of this Agreement and the Merger and shall, through its Board of Directors, recommend to its shareholders the approval and adoption of this Agreement and the Merger, and shall use all commercially reasonable efforts to solicit from its shareholders proxies in favor of approval and adoption of this Agreement and the Merger; provided, however, that such recommendation is subject to Section 5.3 hereof.

     Section 6.2. Letters and Consents of Real Goods' Accountants. Real Goods shall use all commercially reasonable efforts to cause to be delivered to Gaiam all consents required from Real Goods' independent accountants necessary to effect the registration of the Gaiam Class A and make any required filing with the SEC in connection with the Merger and the transactions contemplated thereby.

     Section 6.3. Letters and Consents of Gaiam's Accountants. Gaiam shall use all commercially reasonable efforts to cause to be delivered to Gaiam all consents required from its independent accountants necessary to effect the registration of the Gaiam Class A and make any required filing with the SEC in connection with the Merger and the transactions contemplated thereby.

     Section 6.4. Reasonable Efforts. (a) Subject to the terms and conditions of this Agreement, each party shall use, and shall cause each of its respective Subsidiaries to use, all commercially reasonable efforts (i) to take, or to cause to be taken, all appropriate action, and to do, or to cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement,
(ii) to obtain from any Governmental Authorities any Licenses, Permits or Orders required to be obtained by such party or any of its Subsidiaries in connection with the authorization, execution and delivery of this Agreement and the performance of its obligations hereunder, (iii) to make all necessary filings and thereafter to make promptly any other required submissions, with respect to this Agreement required under any other applicable Law, Regulation or Order and
(iv) to provide all necessary information for the Registration Statement; provided, that Gaiam and Real Goods shall cooperate with each other in connection with the making of all such filings and in supplying any information requested supplementally or by second request from any Governmental Authority.

     (b) The parties agree to cooperate and to cause their respective Subsidiaries to cooperate with respect to, and agree to use all commercially reasonable efforts vigorously to contest and resist and to have vacated, lifted, reversed or overturned, any action, including legislative, administrative or judicial action, including any Order (whether temporary, preliminary or permanent) of any Governmental Authority, that is in effect and that restricts, prevents or prohibits the consummation of the transactions contemplated by this Agreement. Each of the parties also agrees to take any and all commercially reasonable actions that may be required by any Governmental Authority as a condition to the granting of any Permit or Order required in order to permit the consummation of the transactions contemplated by this Agreement or as may be required to vacate, lift, reverse or overturn any administrative or judicial action that would otherwise cause any condition to the Effective Time not to be satisfied; provided, however, that in no event shall either party be required to take any action that could reasonably be expected to have a Real Goods Material Adverse Effect or a Gaiam Material Adverse Effect or to result in a breach of this Agreement.

     (c) Each of the parties shall use, and shall cause its Subsidiaries to use, all commercially reasonable efforts to obtain from all Persons (other than Governmental Authorities) all consents that are (i) necessary, proper or advisable or (ii) otherwise required under any contracts, licenses, leases, easements or other agreements to which such party or any of its Subsidiaries is a party or by which it is bound, in order to permit such party to perform its obligations hereunder.

     (d) If any party shall fail to obtain any third party consent  described in
Section 6.4(c), such party shall use all commercially reasonable efforts, and shall take any such actions reasonably requested by the other parties, to limit the adverse effect upon Gaiam and its Subsidiaries, and Real Goods and its Subsidiaries, and each of their respective businesses resulting, or which could reasonably be expected to result after the Effective Time, from the failure to obtain such consent.

     (e) Upon learning thereof, each party shall promptly notify the other parties of (i) any complaints, investigations or hearings (or communications indicating that the same may be contemplated) from or by any Governmental Authorities with respect to the transactions contemplated by this Agreement or
(ii) the institution or the threat of litigation involving this Agreement or the transactions contemplated by this Agreement.

     Section 6.5. Public Announcements. No Party shall issue any press release or make any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of the other Parties; provided, however, that any Party or any affiliate of such Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the Party which intends, or which has an affiliate that intends, to issue such press release or make such public announcement will advise the other Parties prior to making the disclosure and provide the other Parties a reasonable opportunity to comment upon the release or announcement); and provided, further that following the execution hereof Gaiam and Real Goods may issue a press release mutually acceptable to both parties.

     Section 6.6. Notification of Certain Matters. Each party shall use all commercially reasonable efforts to give prompt notice to the other parties of
(i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty contained in this Agreement to be materially untrue or inaccurate, or (ii) any failure of any party materially to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section shall not limit or otherwise affect the remedies available hereunder to the parties receiving such notice; and provided further that failure to give such notice shall not be treated as a breach of covenant for the purposes of Sections 7.2(a) or 7.3(a) hereof unless the failure to give such notice results in material prejudice to the other parties.

     Section 6.7. Access to Information. From the date of this Agreement until the Effective Time, each party shall (i) afford the other party and its Representatives, reasonable access at reasonable times, upon reasonable prior notice, to the officers, employees, agents, properties, offices and other facilities of such party and its Subsidiaries and to the books and records thereof and (ii) furnish promptly to the other party and its Representatives such information concerning the business, properties, contracts, records and personnel of such party and its Subsidiaries (including financial, operating and other data and information) as may be reasonably requested, from time to time, by the other party.

     Section 6.8. Nasdaq Listing. Gaiam shall cause the Gaiam Class A to be issued in connection with the Merger to be approved for listing on the National Market System of The Nasdaq Stock Market, Inc., subject to official notice of issuance, prior to the Effective Time.

     Section 6.9. Rule 145. Real Goods shall cause each person who is, at the time this Agreement is submitted for adoption by the shareholders of Real Goods, an "affiliate" of Real Goods for purposes of Rule 145 under the Securities Act, to deliver to Gaiam as of the Closing Date, a written agreement substantially in the form attached as Exhibit A hereto.

     Section 6.10. Fairness Opinion. Real Goods will deliver to Gaiam, on or before the date the Proxy Statement is mailed to Real Goods shareholders (i) an opinion of Real Goods financial advisor, addressed to Real Goods, as to the fairness of the Merger to Real Goods shareholders from a financial point of view and (ii) a letters of Moss Adams LLP and Deloitte and Touche LLP stating their conclusions as to the accuracy of certain information derived from the financial records of Real Goods and its Subsidiaries and contained in the Registration Statement. Such opinion and letter shall be satisfactory to Gaiam in form and substance.

                                    ARTICLE 7

                                   Conditions

     Section 7.1. Conditions to the Obligations of Each Party. The obligations of Gaiam and Real Goods to consummate the Merger are subject to the satisfaction of the following conditions:

     (a) this Agreement and the Merger shall have been adopted and approved by the shareholders of Real Goods in accordance with the California Law;

     (b) no provision of any existing law or regulation and no judgment, injunction, order or decree shall prohibit or threaten to prohibit the consummation of the Merger or the other transactions contemplated by this Agreement;

     (c) all material actions by or in respect of or filings with any governmental body, agency, official or authority required to permit the consummation of the Merger and the other transactions contemplated by this Agreement shall have been obtained;

     (d) the Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order and no stop order or similar restraining order shall be threatened or entered by the SEC or any state securities administration preventing the Merger;

     (e) the shares of Gaiam Class A issuable to Real Goods' shareholders as contemplated by this Agreement shall have been approved for listing on the National Market System of The Nasdaq Stock Market, Inc., subject to official notice of issuance;

     (f) there shall not be pending any action or proceeding (or any investigation or other inquiry that might result in such an action or proceeding) by any governmental authority or administrative agency before any governmental authority, administrative agency or court of competent jurisdiction, domestic or foreign, nor shall there be in effect any judgment, decree or order of any governmental authority, administrative agency or court of competent jurisdiction, or any other legal restraint, (i) preventing or seeking to prevent consummation of the Merger or the other transactions contemplated by this Agreement, (ii) prohibiting or seeking to prohibit or limiting or seeking to limit any party from exercising all material rights and privileges pertaining to its ownership of Real Goods or any of its Subsidiaries, or (iii) compelling or seeking to compel Real Goods, Gaiam or any of their Subsidiaries to dispose of or hold separate all or any material portion of the business or assets of Real Goods or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries), in each case as a result of the Merger or the other transactions contemplated by this Agreement, nor shall there be any threat of any matter of a type referred to in clauses (ii) or (iii) above which would reasonably be expected to have a Real Goods Material Adverse Effect or a Gaiam Material Adverse Effect; and

     (g) no  statute,  rule,  regulation  or order  shall be  enacted,  entered,
proposed,   enforced  or  deemed  applicable  to  the  Merger  which  makes  the consummation of the transactions contemplated by this Agreement illegal.

     Section 7.2. Conditions to the Obligations of Real Goods. The obligations of Real Goods to consummate the Merger and the other transactions contemplated by this Agreement, are subject to the satisfaction of the following further conditions:

     (a) (i) Gaiam shall have performed in all material respects all of its obligations under this Agreement required to be performed by it at or prior to the Effective Time, and (ii) except for such inaccuracies or omissions the consequences of which would not singly or in the aggregate reasonably be expected to impede the receipt of the Merger Consideration by Real Goods' shareholders, the representations and warranties of Gaiam contained in this Agreement and in any certificate or other writing delivered by Gaiam pursuant hereto shall be true in all respects at and as of the Effective Time as if made at and as of such time (except to the extent such representation or warranty is made as of an earlier date, in which case the representation or warranty shall be true in all respects as of such date) and Real Goods shall have received a certificate signed by an officer of Gaiam to the foregoing effect;

     (b) all consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made, by Gaiam for the consummation by it of the transactions contemplated by this Agreement shall have been obtained and made by Gaiam, except where the failure to receive such consents, etc. would not reasonably be expected to impede the receipt of the Merger Consideration by Real Goods' shareholders;

     (c) except as disclosed in the Gaiam Current SEC Reports, at any time after June 30, 2000, there shall not have occurred any material adverse change in the general affairs, management, business, operations, assets, condition (financial or otherwise) or prospects of Gaiam and its Subsidiaries, taken as a whole; and

     (d) all actions to be taken by Gaiam in connection with consummation of the transactions contemplated by this Agreement and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated by this Agreement will be reasonably satisfactory in form and substance to Real Goods.

Real Goods may waive any condition specified in this Section 7.2 if it executes a writing so stating at or prior to the Effective Time.

     Section 7.3. Conditions to the Obligations of Gaiam. The obligations of Gaiam to consummate the Merger are subject to the satisfaction of the following further conditions:

     (a) (i) Real Goods shall have performed in all material respects all of its obligations under this Agreement required to be performed by it at or prior to the Effective Time, and (ii) except for such inaccuracies or omissions the consequences of which would not singly or in the aggregate constitute a Real Goods Material Adverse Effect, the representations and warranties of Real Goods contained in this Agreement and in any certificate or other writing delivered by Real Goods pursuant hereto shall be true in all respects at and as of the Effective Time as if made at and as of such time (except to the extent such representation or warranty is made as of an earlier date, in which case the representation or warranty shall be true in all respects as of such date) and Gaiam shall have received a certificate signed by an officer of Real Goods to the foregoing effect;

     (b) all consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made, by Real Goods for the consummation by it of the transactions contemplated by this Agreement shall have been obtained and made by Real Goods, except where the failure to receive such consents, etc. would not reasonably be expected to have a Real Goods Material Adverse Effect;

     (c) except as disclosed in the Real Goods 10-K or the Real Goods 10-Q, at any time after June 30, 2000, there shall not have occurred any material adverse change in the general affairs, management, business, operations, assets, condition (financial or otherwise) or prospects of Real Goods and its Subsidiaries, taken as a whole (the recent departure of Real Goods' President and Chief Financial Officer and Real Goods' operating losses through September as disclosed to Gaiam shall not be considered a material adverse change for purposes of this Section 7.3(c));

     (d) Gaiam shall have received all documents it may reasonably request relating to Real Goods, all in form and substance satisfactory to Gaiam;

     (e) no more than 5% of Real Goods Common Shares shall be Dissenting Shares; and

     (f) all actions to be taken by Real Goods in connection with consummation of the transactions contemplated by this Agreement and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated by this Agreement will be reasonably satisfactory in form and substance to Gaiam.

     Gaiam may waive any condition specified in this Section 7.3 if it executes a writing so stating at or prior to the Effective Time.

                                    ARTICLE 8

                                   Termination

     Section 8.1. Termination. This Agreement may be terminated and the Merger and the other transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the shareholders of Real Goods):

     (a) by mutual written consent of Gaiam and Real Goods;

     (b) by either Gaiam or Real Goods, if the Merger has not been consummated within six months of the date of this Agreement;

     (c) by either Gaiam or Real Goods, if there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining Gaiam or Real Goods from consummating the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable;

     (d) by Gaiam, if any Person, entity or Group other than Gaiam and its Affiliates shall have increased its beneficial ownership (calculated in accordance with Rule 13d-3 under the Exchange Act) of Real Goods Common Shares by an amount equal to 15% or more of the outstanding Real Goods Common Shares compared with its level of ownership on the date of this Agreement;

     (e) by Gaiam if any representation or warranty of Real Goods set forth in this Agreement shall be untrue when made such that the condition set forth in
Section 7.3(a) would not be satisfied; provided that, if such representation or warranty is curable prior to the date 30 days after notice to Real Goods by Gaiam of such breach, through the exercise by Real Goods of its reasonable best efforts, so that the condition in Section 7.3(a) would be satisfied, and for so long as Real Goods continues to exercise such reasonable best efforts, Gaiam will not have the right to terminate this Agreement under this Section;

     (f) by Gaiam upon a breach of any covenant or agreement on the part of Real Goods set forth in this Agreement such that the condition set forth in Section 7.3(a) would not be satisfied; provided that, if such breach is curable prior to the date 30 days after notice to Real Goods by Gaiam of such breach, through the exercise by Real Goods of its reasonable best efforts, so that the condition in
Section 7.3(a) would be satisfied, and for so long as Real Goods continues to exercise such reasonable best efforts, Gaiam will not have the right to terminate this Agreement under this Section;

     (g) by Gaiam (i) if the Board of Directors of Real Goods shall have withdrawn or modified or amended, in a manner adverse in any material respect to Gaiam, its approval of this Agreement and the Merger or its recommendation set forth in Section 1.1(g), (ii) if the Board of Directors of Real Goods shall have approved, recommended or endorsed any Acquisition Proposal other than the Merger, (iii) if Real Goods shall have failed to call the Real Goods Shareholder Meeting within a reasonable time after completion of the SEC review process or shall have failed as promptly as reasonably practicable thereafter to mail the Registration Statement or Proxy Statement to its shareholders or (iv) if Real Goods shall have failed to include in such Proxy Statement the recommendation referred to above;

     (h) by Real Goods if (i) its Board of Directors determines in good faith that an Acquisition Proposal is financially superior to the transactions contemplated by this Agreement and is reasonably capable of being financed, (ii) Real Goods has complied with the requirements of Section 5.3, (iii) concurrently with such termination, Real Goods makes all payments required by Section 8.3(b), and (iv) concurrently with such termination, Real Goods enters into a definitive agreement to effect the financially superior Acquisition Proposal;

     (i) by Real Goods or Gaiam if, at a duly held shareholder meeting of Real Goods or any adjournment thereof at which this Agreement and the Merger is voted upon, the requisite shareholder adoption and approval shall not have been obtained;

     (j) by Real Goods if any representation or warranty of Gaiam set forth in this Agreement shall be untrue when made such that the condition set forth in
Section 7.2(a) would not be satisfied; provided that, if such representation or warranty is curable prior to the date 30 days after notice to Gaiam by Real Goods of such breach, through the exercise by Gaiam of its reasonable best efforts, so that the condition in Section 7.2(a) would be satisfied, and so long as Gaiam continues to exercise such reasonable best efforts, Real Goods will not have the right to terminate this Agreement under this Section;

     (k) by Real Goods upon a breach of any covenant or agreement on the part of Gaiam set forth in this Agreement such that the condition set forth in Section 7.2(a) would not be satisfied; provided that, if such breach is curable prior to the date 30 days after notice to Gaiam by Real Goods of such breach, through the exercise by Gaiam of its reasonable best efforts, so that the condition in
Section 7.2(a) would be satisfied, and for so long as Gaiam continues to exercise such reasonable best efforts, Real Goods will not have the right to terminate this Agreement under this Section;

     (l) by Real Goods, if the average closing price of a share of the Gaiam Class A on the principal trading market on which the Gaiam Class A shares are then traded over the thirty (30) days preceding the date of the Real Goods Shareholder Meeting (the "Average Price") is less than $12 per share; provided that, prior to termination under this Section 8.1(l), Real Goods must give Gaiam two business days notice of its intent to terminate and if Gaiam agrees to increase the Exchange Ratio to the Increased Exchange Ratio (as defined below) within such two business day period, Real Goods shall not have the right to terminate this Agreement under this Section 8.1(l) and the Exchange Ratio in that case shall be adjusted to equal the Increased Exchange Ratio. The
"Increased Exchange Ratio" shall equal the Exchange Ratio multiplied by a fraction (1) the numerator of which is $12 and (2) the denominator of which is the Average Price; and

     (m) by Gaiam, if the Average Price is greater than $22 per share; provided that, prior to termination under this Section 8.1(m), Gaiam must give Real Goods two business days notice of its intent to terminate and if Real Goods agrees to decrease the Exchange Ratio to the Decreased Exchange Ratio (as defined below) within such two business day period, Gaiam shall not have the right to terminate this Agreement under this Section 8.1(m) and the Exchange Ratio in that case shall be adjusted to equal the Decreased Exchange Ratio. The "Decreased Exchange Ratio" shall equal the Exchange Ratio multiplied by a fraction (1) the numerator of which is $22 and (2) the denominator of which is the Average Price.

     The party desiring to terminate this Agreement pursuant to clauses 8.1(b) through 8.1(m) shall give written notice of such termination to the other parties in accordance with Section 8.1.

     Section 8.2. Effect of Termination. If this Agreement is terminated pursuant to Section 8.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto, except for liability or damages resulting from a willful breach of this Agreement and except that the agreements contained in this Section 8.2 and in Sections 8.3 and Article 9 shall survive the termination hereof.

     Section 8.3. Certain Fees.

     (a) Except as provided in Section 8.3(b), all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

     (b) In the event of a termination  of this  Agreement by Gaiam  pursuant to
Section 8.1(g) or by Real Goods pursuant to Section 8.1(h), then Real Goods shall pay Gaiam by wire transfer of immediately available funds to an account specified by Gaiam, within two business days, $1,000,000 to reimburse Gaiam for its documented fees and expenses (including the fees and expenses of counsel, accountants, consultants and advisors) incurred in connection with this Agreement and the transactions contemplated hereby and as liquidated damages.

     (c) In the event of a termination of this Agreement by Gaiam for any reason other than as set forth in Section 8.1, then Gaiam shall pay Real Goods by wire transfer of immediately available funds to an account specified by Real Goods, within two business days, $1,000,000 to reimburse Real Goods for its documented fees and expenses (including the fees and expenses of counsel, accountants, consultants and advisors) incurred in connection with this Agreement and the transactions contemplated hereby and as liquidated damages.

     (d) By agreeing to liquidated damages in Section 8.3(b) and 8.3(c), the parties acknowledge that (i) such liquidated damages are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty, and (ii) such liquidated damages are necessary because actual damages arising from the loss of opportunity would not be determinable with any degree of certainty. If a party fails to promptly pay the liquidated damages due under Section 8.3(b) or 8.3(c), the defaulting party shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee at the publicly announced prime rate as reported in The Wall Street Journal from the date such damages were required to be paid.

                                    ARTICLE 9

                                  Miscellaneous

     Section 9.1. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including telecopy or similar writing) and shall be given:

         if to Gaiam or Gaiam Subsidiary, to:

         Gaiam, Inc.
         360 Interlocken Blvd., Suite 300
         Broomfield, Colorado 80021

         with a copy to:

         Thomas R. Stephens
         Bartlit Beck Herman Palenchar & Scott
         1899 Wynkoop Street, Suite 800
         Denver, CO 80202

         if to Real Goods, to:

         Real Goods Trading Corporation
         3440 Airway Drive
         Santa Rosa, California 95403.

         with a copy to:

         Barry Reder
         Coblentz, Patch, Duffy & Bass, LLP
         222 Kearny Street, 7th Floor
         San Francisco, California 94108

or such other address or telecopy number as such party may hereafter specify for the purpose by notice to the other parties hereto. Each such notice, request or other communication shall be effective (a) if given by telecopy, when such telecopy is transmitted to the telecopy number specified in this Section and the appropriate telecopy confirmation is received or (b) if given by any other means, when delivered at the address specified in this Section.

     Section 9.2. Amendments; No Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the parties hereto, in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the adoption of this Agreement by the shareholders of Real Goods, no such amendment or waiver shall, without the further approval of such shareholders, alter or change (i) the Merger Consideration, (ii) any term of the articles of incorporation of the Surviving Corporation or (iii) any of the terms or conditions of this Agreement if such alteration or change would adversely affect the holders of any shares of capital stock of Real Goods.

     (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

     Section 9.3. Rules of Construction. Unless the context otherwise requires, as used in this Agreement: (i) all defined terms used herein and not otherwise defined have the meanings assigned to such terms in Annex I hereto, (ii) an accounting term not otherwise defined has the meaning ascribed to it in accordance with generally accepted accounting principles; (iii) "or" is not exclusive; (iv) "including" means "including, without limitation," (v) words in the singular include the plural and words in the plural include the singular, and (vi) masculine pronouns shall be deemed to include the feminine counterpart and vice versa.

     Section 9.4. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto.

     Section 9.5. Governing Law; etc. (a) Governing Law. The terms of this Agreement shall be construed in accordance with and governed by the law of the State of Colorado (without regard to principles of conflict of laws).

     (b) Jurisdiction. Each of the parties hereto agrees that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated by this Agreement may be brought against any of the parties in the United States District Court for the District of Colorado or the District of Colorado or any state court sitting in the City of Denver, Colorado, and each of the parties hereby consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts) in any such suit, action, or proceeding and waives any objection to venue laid therein. Process in any suit, action or proceeding may be served on any party anywhere in the world, whether within or without the State of Colorado or the State of Colorado. Without limiting the foregoing, each of the parties hereto agrees that service of process upon such party at the address referred to in Section 9.1, together with written notice of such service to such party, shall be deemed effective service of process upon such party.

     (c) Specific Performance. Each of the parties acknowledges and agrees that the parties respective remedies at law for a breach or threatened breach of any of the provisions of this agreement would be inadequate and, in recognition of that fact, each agrees that, in the event of a breach or threatened breach by any party of the provisions of this Agreement, in addition to any remedies at law, each party, respectively, without posting any bond, shall be entitled to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy which may then be available.

     (d) Waiver of Jury Trial. Each of the parties hereto hereby irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of any of them in the negotiation, administration, performance and enforcement thereof.

     Section 9.6. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts (or signature pages) hereof signed by all of the other parties hereto.

     Section 9.7. Parties in Interest. Nothing in this Agreement is intended to or shall confer upon any other Person, other than the parties hereto and their respective permitted successors and assigns, any right, benefit or remedy of any nature or kind whatsoever under or by reason of this Agreement.

     Section 9.8. Severability. If any provisions of this Agreement or the application thereof to either party or set of circumstances shall in any jurisdiction and to any extent, be finally held invalid or unenforceable, such term or provision shall only be ineffective as to such jurisdiction, and only to the extent of such invalidity or unenforceability, without invalidating or rendering unenforceable any other terms or provisions of this Agreement or under any other circumstances, and the parties shall negotiate in good faith a substitute provision which comes as close as possible to the invalidated or unenforceable term or provision, and which puts each party in a position as nearly comparable as possible to the position it would have been in but for the finding of invalidity or unenforceability, while remaining valid and enforceable.

     Section 9.9. Entire Agreement. This Agreement constitutes the entire agreement among the parties to this Agreement with respect to the subject matter of this Agreement and supersedes all prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter of this Agreement.

     Section 9.10. Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or writing delivered pursuant hereto shall not survive the Effective Time or, if earlier, the termination of this Agreement.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                            GAIAM, INC.

                                            By:
                                            Name:
                                            Title:



                                            REAL GOODS TRADING CORPORATION

                                            By:
                                            Name:
                                            Title:

                                     ANNEX I

                                  DEFINED TERMS

     The following terms when used in the Agreement shall have the meanings set forth below unless the context shall otherwise require:

     "Acquisition Proposal" shall mean any proposal or offer with respect to (i) a tender or exchange offer, a merger, consolidation or other business combination involving Real Goods or any of its Subsidiaries (including a merger of equals of Real Goods), or (ii) the acquisition of an equity interest in Real Goods representing in excess of 33% of the power to vote for the election of a majority of directors of Real Goods or (iii) the acquisition of assets of Real Goods or its Subsidiaries (including stock of one or more Subsidiaries of Real Goods) representing 33% or more of the consolidated assets of Real Goods, in each case by any Person other than Gaiam or its Affiliates.

     "Additional Payments" shall have the meaning as set forth in Section 1.3(c) of this Agreement.

     "Affiliate" shall, with respect to any Person, mean any other Person that controls, is controlled by or is under common control with the former. The term "control" and correlative terms shall have the meanings ascribed to them in Rule 405 under the Securities Act.

     "Blue Sky Laws" shall mean any applicable state securities laws.

     "California Law" shall have the meaning as set forth in Section 1.1(a) of this Agreement.

     "Certificates" shall have the meaning as set forth in Section 1.3(b) of this Agreement.

     "Code" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

     "Court" shall mean any court, federal, state or local, or arbitration tribunal.

     "Decreased Exchange Ratio" shall have the meaning as set forth in Section 8.1(m) of this Agreement.

     "Dissenting Shares" shall have the meaning as set forth in Section 1.4 of this Agreement.

     "Effective Time+ shall have the meaning as set forth in Section 1.1(c) of this Agreement.

     "Environmental  Law or  Laws"  shall  mean  any  and  all  laws,  statutes, ordinances, rules, regulations, or orders of any Governmental Authority pertaining to the protection of the environment, as in effect at the applicable time and that are applicable to a specified Person and such Person's Subsidiaries, including the Clean Air Act, as amended, the Comprehensive Environmental, Response, Compensation, and Liability Act of 1980 ("CERCLA"), as amended, the Federal Water Pollution Control Act, as amended, the Resource Conservation and Recovery Act of 1976 ("RCRA"), as amended, the Safe Drinking Water Act, as amended, the Toxic Substances Control Act, as amended, the Hazardous & Solid Waste Amendments Act of 1984, as amended, the Superfund Amendments and Reauthorization Act of 1986, as amended, the Hazardous Materials Transportation Act, as amended, and any state laws implementing the foregoing federal laws, and all other environmental conservation or protection laws. For purposes of the Agreement, "Environmental Laws" shall not include laws primarily related to the protection of human health and safety and the terms "hazardous substance" and "releases" have the meanings specified in CERCLA (but without regard to the exclusions set forth in the definition of hazardous substance); provided, however, that to the extent other federal laws or the laws of the state in which the property is located establish a meaning for "hazardous substance" or "release" that is broader than that specified in CERCLA, such broader meaning shall apply, and the term "hazardous substance" shall include all dehydration and treating wastes, and (to the extent in excess of background levels) radioactive material, even if such items are not classified as hazardous substances or wastes pursuant to CERCLA, or RCRA or the analogous statutes of any applicable jurisdiction.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

     "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     "Exchange Agent" means a national bank or trust company or other financial institution or transfer agent designated by Gaiam prior to the Effective Time to act as exchange agent in exchanging Real Goods Common Shares for the Merger Consideration.

     "Exchange Fund" shall have the meaning as set forth in Section 3.2(a) of this Agreement.

     "Exchange Ratio" shall have the meaning as set forth in Section 1.2(b) of this Agreement.

     "Expenses" shall mean all of actual, documented and reasonable out-of-pocket expenses (including all reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants to Gaiam and its Affiliates) incurred by Gaiam or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, and all other matters related to the consummation of the transactions contemplated by this Agreement.

     "Gaiam" shall mean Gaiam, Inc., a Colorado corporation.

     "Gaiam 10-K" shall have the meaning as set forth in Section 4.7 of this Agreement.

     "Gaiam 10-Qs" shall have the meaning as set forth in Section 4.7 of this Agreement.

     "Gaiam Balance Sheet" shall have the meaning as set forth in Section 4.8 of this Agreement.

     "Gaiam Class A" shall mean class A common stock of Gaiam.

     "Gaiam  Employee  Plan" means each "employee  benefit plan",  as defined in
Section 3(3) of ERISA, which (i) is subject to any provision of ERISA and (ii) is maintained, administered or contributed to by Gaiam or any affiliate (as defined in Section 3.13) and covers any director, officer or employee or former director, officer or employee of Gaiam or of any affiliate, or under which Gaiam or any affiliate has any liability.

     "Gaiam Material Adverse Effect" shall mean a material adverse effect on the condition (financial or otherwise), business, assets or results of operations or prospects of Gaiam and its Subsidiaries, taken as a whole, other than changes in general economic conditions or in the economic conditions affecting Gaiam"s industry.

     "Gaiam SEC Reports" shall have the meaning as set forth in Section 4.7 of this Agreement.

     "Gaiam Subsidiary" shall have the meaning as set forth in the recitals to this Agreement.

     "Governmental   Authority"   shall  mean  any   federal,   state  or  local
governmental agency or authority (other than a Court).

     "Group" shall have the meaning set forth in Section 13(d)(3) of the Exchange Act.

     "HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     "Increased Exchange Ratio" shall have the meaning as set forth in Section 8.1(l) of this Agreement.

     "Intellectual Property Rights" means patents, registered and material unregistered trademarks and service marks, registered copyrights, trade names and any applications therefor and trade secrets.

     "IRS" shall mean the Internal Revenue Service.

     "Knowledge of Gaiam" (and any other phrase to substantially similar effect) means the actual knowledge of either Jirka Rysavy or Lynn Powers, in each case after reasonable inquiry with any person who is principally responsible for the subject matter of any representation or warranty given to the Knowledge of Gaiam.

     "Knowledge of Real Goods" (and any other phrase to substantially similar effect) means the actual knowledge of John Schaeffer after reasonable inquiry with any person who is principally responsible for the subject matter of any representation or warranty given to the Knowledge of Real Goods.

     "Law" shall mean all laws, statutes, ordinances, rules and regulations of the United States, any foreign country, or any domestic or foreign state, and any political subdivision or agency thereof, including all decisions of Courts having the effect of law in each such jurisdiction.

     "Lien" shall mean, with respect to any asset, any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any agreement to give any of the foregoing), any conditional sale or other title retention agreement, any lease in the nature thereof or the filing of or agreement to give any financing statement under the Uniform Commercial Code of any jurisdiction, with respect to such an asset.

     "Material" shall mean material to the condition (financial and other), results of operations, prospects or business of a specified Person and its Subsidiaries, if any, taken as a whole.

     "Material Contract" shall mean, as between any Person (the "Disclosing Person") or any of its Subsidiaries, on the one hand, and any other Person other than any other member of the group consisting of the Disclosing Person and its Subsidiaries, on the other hand:

     (1) Any collective bargaining agreement or other agreement with any labor union;

     (2) Any employment or consulting agreement, contract or commitment between the Disclosing Person or any of its Subsidiaries and any employee, officer or director thereof (i) having more than one year to run from the date hereof, (ii) providing for an obligation to pay or accrue compensation of $80,000 or more per annum or (iii) providing for the payment or accrual of any additional compensation upon a change in control of the Disclosing Person or any of its subsidiaries or upon any termination of such employment or consulting relationship following a change in control of the Disclosing Person or any of its Subsidiaries;

     (3) Any agency or representation agreement with any Person which is not terminable by the Disclosing Person or one of its Subsidiaries without penalty upon not more than ninety (90) days' notice providing for the payments to such person of $80,000 or more;

     (4) Any partnership, joint venture or profit sharing agreement between the Disclosing Person or its Subsidiaries with any Person involving aggregate payments in excess of $80,000;

     (5) Any agreement, contract, commitment, indenture or other instrument relating to the borrowing of money in a principal amount of $80,000 or more or any direct or indirect guarantee of any obligation of any other Person or Governmental Authority for, or agreement to service the repayment of, borrowed money in a principal amount of $80,000 or more, including any agreement or arrangement (i) relating to the maintenance of compensating money balances, (ii) with respect to lines of credit or letters of credit, (iii) relating to the purchase or repurchase obligations of any other Person or Governmental Authority, (iv) to advance or supply funds to or to invest in any other Person or Governmental Authority, (v) to pay for property, products or services of any other Person or Governmental Authority even if such property, products or services are not conveyed, delivered or rendered and (vi) to guarantee any lease or other similar periodic payments to be made by any other Person or Governmental Authority;

     (6) Any lease with annual rental payments aggregating $80,000 or more that is not terminable without premium or penalty on ninety (90) days' or less notice;

     (7)  Any  agreement,   contract  or  commitment  for  the   disposition  or
acquisition of any investment in any Person if such investment requires payment of $80,000 or more;

     (8) Any other agreement, contract or commitment which involves payment or potential payment, pursuant to the terms of such agreement, contract or commitment, by or to the Disclosing Person or any of its Subsidiaries of $80,000 or more within any twelve month period commencing after the date of the Agreement.

     "Merger" shall have the meaning as set forth in Section 1.1(a) of this Agreement.

     "Merger Consideration" shall have the meaning as set forth in Section 1.2(b) of this Agreement.

     "Order" shall mean any judgment, order or decree of any court, arbitration tribunal or Governmental Authority, federal, state or local.

     "Permit" shall mean any and all permits, licenses, authorizations, orders, certificates, registrations or other approvals granted by any federal, state, local or foreign Governmental Authority.

     "Permitted Encumbrances" shall mean the following:

     (1) Liens for taxes, assessments and other governmental charges not delinquent or which are currently being contested in good faith by appropriate proceedings; provided that, in the latter case, adequate reserves shall have been set aside with respect thereto;

     (2) all rights,  if any, to consent by, required  notices to, filings with,
or  other  actions  by  any  Governmental   Authority  in  connection  with  the
contribution or the operation of any assets;

     (3) mechanics', repairmen's, employees', contractors', materialmen's or other similar Liens not filed of record and similar charges not delinquent or which are filed of record but are being contested in good faith by appropriate proceedings; provided that, in the latter case, adequate reserves shall have been set aside with respect thereto;

     (4) Liens in respect of judgments or awards currently being prosecuted in good faith on an appeal or other proceeding for review and with respect to which a stay of execution pending such appeal or such proceeding for review shall have been secured; provided that adequate reserves shall have been set aside with respect thereto;

     (5) easements, leases, reservations or other rights of others in, or minor defects and irregularities in title to, property or assets; provided that such easements, leases, reservations, rights, defects or irregularities do not materially impair the use of such property or assets for the purposes for which they are held; and

     (6) any lien or privilege vested in any lessor, licensor or permittor for rent or other obligations, so long as the payment of such rent or the performance of such obligations is not delinquent.

     "Person" shall mean an individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, association or unincorporated organization, or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

     "Proxy Statement" shall have the meaning as set forth in Section 3.9 of this Agreement.

     "Real Goods" shall mean Real Goods Trading Corporation, a California corporation

     "Real Goods 10-K" means Real Goods' annual report on Form 10-K for the fiscal year ended March 31, 2000.

     "Real Goods 10-Q" shall have the meaning as set forth in Section 3.7 of this Agreement.

     "Real Goods  Balance  Sheet" shall have the meaning as set forth in Section
3.8 of this Agreement.

     "Real Goods Common Shares" shall mean each share of common stock, no par value, of Real Goods.

     "Real Goods Employee Plan" means each "employee benefit plan", as defined in Section 3(3) of ERISA, which (i) is subject to any provision of ERISA and
(ii) is maintained, administered or contributed to by Real Goods or any affiliate (as defined in Section 3.13) and covers any director, officer or employee or former director, officer or employee of Real Goods or of any affiliate, or under which Real Goods or any affiliate has any liability.

     "Real Goods Material Adverse Effect" shall mean a material adverse effect on the condition (financial or otherwise), business, assets or results of operations or prospects of Real Goods and its Subsidiaries, taken as a whole, other than changes in general economic conditions or in the economic conditions affecting Real Goods' industry.

     "Real Goods Most Recent  Financials" shall have the meaning as set forth in
Section 3.8 of this Agreement.

     "Real  Goods'   Representatives"   shall  mean  the  officers,   directors,
employees,   accountants,   consultants,   legal   counsel,   agents  and  other
representatives, including environmental engineers, of Real Goods.

     "Real Goods SEC Reports" shall have the meaning as set forth in Section 3.7 of this Agreement.

     "Real Goods  Shareholder  Approval"  shall have the meaning as set forth in
Section 6.1(c) of this Agreement.

     "Real  Goods  Shareholder  Meeting"  shall have the meaning as set forth in
Section 6.1(c) of this Agreement.

     "Registration Statement" shall have the meaning as set forth in Section 3.9 of this Agreement.

     "Regulation" shall mean any rule or regulation of any Governmental Authority having the effect of law.

     "Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

     "Subsidiary" shall mean any corporation or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by a Person.

     "Surviving Corporation" shall have the meaning as set forth in Section 1.1(a) of this Agreement.

     "Tax" or "Taxes" shall mean taxes, fees, levies, duties, tariffs, imposts, and governmental impositions or charges of any kind in the nature of (or similar
to) taxes, payable to any federal, state, local or foreign taxing authority, including (without limitation) (i) income, franchise, profits, gross receipts, ad valorem, net worth, value added, sales, use, service, real or personal property, special assessments, capital stock, license, payroll, withholding, employment, social security, workers' compensation, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, alternative or add-on minimum, estimated, environmental (including taxes under Code section
59A), unemployment, transfer and gains taxes, and (ii) interest, penalties, additional taxes, fines and other additions to tax imposed with respect thereto and any interest in respect of such penalties, additional taxes, fines and other additional amounts; and "Tax Returns" shall mean returns, reports, and information statements with respect to Taxes required to be filed with the IRS or any other taxing authority, domestic or foreign, including, without limitation, consolidated, combined and unitary tax returns (including returns required in connection with any Gaiam Employee Plan or Real Goods Employee Plan, as the case may be).

     "Third-Party Intellectual Property Rights" means patents, registered and material unregistered trademarks and service marks, registered copyrights, trade names and any applications therefor and trade secrets owned by a Person other than Gaiam and its Subsidiaries or Real Goods and its Subsidiaries, as the case may be.

                                    EXHIBIT A

                      [FORM OF REAL GOODS AFFILIATE LETTER]

Ladies and Gentlemen:

     I have been advised that I may be considered to be an "affiliate" of Real Goods Trading Corporation, Inc. ("Real Goods" or the "Company") for purposes of Rule 145 under the Securities Act of 1933, as amended (the "Securities Act").

     Gaiam, Inc. ("Gaiam") and Real Goods have entered into an Agreement and Plan of Merger dated as of October 13, 2000 (the "Merger Agreement"). Upon consummation of the transactions contemplated by the Merger Agreement (the "Merger"), I will receive shares of capital stock of Gaiam for all of the shares of capital stock of Real Goods owned by me or as to which I may be deemed a beneficial owner. I own ______ shares of common stock of Real Goods. Such shares will be converted in the Merger into shares of common stock of Gaiam as described in the Merger Agreement. The shares of Real Goods capital stock and Gaiam capital stock owned by me or as to which I may deem to be a beneficial owner prior to the Merger are hereinafter collectively referred to as the "Pre-Merger Stock" and the shares of Gaiam capital stock received by me in the Merger are hereinafter collectively referred to as the "Exchange Stock." This agreement is hereinafter referred to as the "Letter Agreement."

     I represent and warrant to, and agree with, Real Goods and Gaiam that:

     A. I have read this Letter Agreement and the Merger Agreement and have discussed their requirements and other applicable limitations upon my ability to sell, transfer or otherwise dispose of the Pre-Merger Stock and Exchange Stock, to the extent I felt necessary, with my counsel or counsel for the Company.

     B. The shares of common stock of Gaiam that I shall receive in exchange for my shares of common stock of the Company are not being acquired by me with a view to their distribution except to the extent and in the manner provided for in paragraph (d) of Rule 145 under the Securities Act.

     C. I agree with you not to dispose of any such shares of common stock of Gaiam in any manner that would violate Rule 145. I further agree with you that the certificate or certificates representing such shares of common stock of Gaiam may bear a legend referring to the restrictions on disposition thereof in accordance with the provisions of the foregoing paragraph and that stop transfer instructions may be filed with respect to such shares with the transfer agent for such shares.

     D. I understand that stop transfer instructions will be given to the Company, Gaiam and their respective transfer agents, as the case may be, with respect to the shares of Pre-Merger Stock and the Exchange Stock in connection with the restrictions set forth herein.

     It is understood and agreed that this Letter Agreement shall terminate and be of no further force and effect if the Merger Agreement is terminated pursuant to the terms thereof.

     The agreements made by me in the foregoing paragraphs are on the understanding and condition that you agree, in the event that any shares may be disposed of in accordance with the provisions of the paragraphs above, to deliver in exchange for the certificate or certificates representing such shares a new certificate or certificates representing such shares not bearing the legend and not subject to the stop transfer instruction referred to in paragraph D above, and so long as I hold shares of stock subject to the provisions of this agreement (but not for a period in excess of two years from the date of consummation of the Merger) to file with the Securities and Exchange Commission or otherwise make publicly available all information about Gaiam, to the extent available to you without unreasonable effort or expense, necessary to enable me to resell shares under the provisions of paragraph (d) of Rule 145.

     This Letter Agreement shall be binding on my heirs, legal representatives and successors.
                                             Very truly yours,


                                             [Name of Stockholder]

By: ________________________*
Name:
Title:

*To be completed if the stockholder is an entity other than an individual


Exhibit 3
                                VOTING AGREEMENT

     VOTING   AGREEMENT  made  as  of  the  13th  day  of  October,   2000  (the
"Agreement"), between WholePeople.com, Inc., a Delaware corporation (the "Shareholder"), in its capacity as a shareholder of Real Goods Trading
Corporation, a California corporation (the "Company"), and Gaiam, Inc., a Colorado corporation ("Gaiam").

                                 R E C I T A L S

     Concurrently with the execution of this Agreement, Gaiam and the Company have entered into a Merger Agreement dated as of the date of this Agreement (the "Merger Agreement") pursuant to which a subsidiary of Gaiam to be formed will merge with and into the Company (the "Merger"). The transactions contemplated by the Merger Agreement are collectively referred to as the "Transactions."

     In order to induce Gaiam to enter into the Merger Agreement with the Company, Gaiam has requested, and the Shareholder has agreed, that the Shareholder enter into this Agreement;

     NOW,  THEREFORE,  in  consideration of the foregoing and for other good and
valuable  consideration,   the  receipt  and  sufficiency  of  which  is  hereby
acknowledged, the parties agree as follows

                                    ARTICLE 1

                                Voting Agreement

     The Shareholder hereby agrees with Gaiam as follows:

     Section 1.1. Voting of Shares. (a) At any meeting of the shareholders of the Company, however called, at every adjournment of any such meeting, and in connection with any written consent of the shareholders of the Company, the Shareholder will cause all of its Shares (as hereinafter defined) to be voted, during the term of this Agreement, in favor of (i) the Merger and the approval and adoption of the Merger Agreement, and (ii) all other Transactions as to which shareholders of the Company are called upon to vote.

     For purposes of this Agreement, (i) "Person" shall mean an individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, association or unincorporated organization, or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof, and (ii) "Shares" shall mean any and all shares of capital stock of the Company which are entitled to vote in any election of the board of directors of the Company now owned and/or subsequently acquired by the Shareholder through purchase, gift, stock splits, stock dividends and the exercise of stock options.

     (b) The Shareholder agrees that, during the term of this Agreement, the Shareholder shall attend or otherwise participate in (in person or by proxy) all duly called shareholder meetings and any adjournments of such meetings and in all actions by written consent of shareholders in which the Merger or any Transaction is being considered.

     Section 1.2. No Proxies or Encumbrances. The Shareholder shall not (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any of the Shares in a manner which would be inconsistent with the provisions of this Agreement, (ii) prior to closing of the Merger, sell, assign, transfer, encumber or otherwise dispose of or enter into any contract, option or other arrangement or understanding with respect to, the direct or indirect sale, assignment, transfer, encumbrance or other disposition of any of its Shares or any interest therein, except for Permitted Transfers to Permitted Transferees (as such terms are defined below) and except for the outstanding option granted to Gaiam.com, Inc. to acquire such Shares (the "Gaiam.com Option"), or (iii) other than agreements with Gaiam, seek or solicit any of the foregoing. For purposes of this Agreement, (i) "Permitted Transferee" means any Person controlled, directly or indirectly, by the Shareholder and (ii) each transfer to a Permitted Transferee shall constitute a "Permitted Transfer" only if it is a:

     (a) transfer to a Permitted Transferee and, in the case of a Permitted Transferee, transfer to the Shareholder or to other Permitted Transferees of the Shareholder; provided that, any such Permitted Transferee shall enter into a supplement to this Agreement, consented to in writing by Gaiam, agreeing to be bound by the terms of this Agreement; or

     (b) pledge to a bank or securities firm of Shareholder's Shares securing a bona fide loan; provided that the pledge agreement with the pledgee shall provide that the Shareholder shall continue at all times to have the right, from time to time, to vote and to give consents, ratifications and waivers with respect to such pledged Shares; and provided further that any pledge agreement that Shareholder enters into shall provide that the pledgee shall give written notice to Gaiam at least 10 days prior to the date such pledgee takes any action to exercise any remedies with respect to such Shares;

provided that no such transfer is in violation of applicable federal or state securities laws.

                                    ARTICLE 2

                         Representations and Warranties

     The Shareholder represents and warrants to Gaiam as follows:

     Section 2.1. Valid Title. The Shareholder is the true and lawful owner of 100% of the Shares set forth next on the signature page to this Agreement, with full power to vote and dispose of such Shares, and there are no restrictions on the Shareholder's voting rights or rights of disposition pertaining to such Shares which would be inconsistent with this Agreement or interfere with Shareholder's performance of this Agreement (other than the Gaiam.com Option).

     Section 2.2. Non-Contravention. The execution, delivery and performance by the Shareholder of this Agreement and the consummation of the transactions contemplated hereby, do not and will not contravene or conflict with the Shareholder's certificate of incorporation or by-laws, or contravene or constitute a default under or give rise to a right of termination, cancellation or acceleration of any material right or obligation of the Shareholder or to a loss of any material benefit of the Shareholder under any provision of applicable law or regulation or of any agreement, judgment, injunction, order, decree or other instrument binding on the Shareholder.

     Section 2.3. Authorization. The execution, delivery and performance by the Shareholder of this Agreement are within the Shareholder's powers and have been duly authorized by all necessary corporate actions.

     Section 2.4. Binding Effect. This Agreement constitutes a valid and binding agreement of the Shareholder, enforceable against the Shareholder in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights generally.

     Section 2.5. No Other Shares. The number of Shares set forth on the signature page to this Agreement are the only Shares owned by the Shareholder.

                                    ARTICLE 3

                                  Miscellaneous

     Section 3.1. Notices. All notices, requests and other communications to any party hereunder shall be deemed to have been duly given when delivered in person, by facsimile or by overnight courier to such party at its address set forth on the signature pages hereto.

     Section 3.2. Amendments; No Waivers. (a) Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each of the parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective.

     (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

     Section 3.3. Termination. This Agreement shall automatically terminate upon termination of the Merger Agreement in accordance with its terms.

     Section 3.4. Severability. If any provision of this Agreement or the application of such provision to any party or set of circumstances shall, in any jurisdiction and to any extent, be finally held invalid or unenforceable, such term or provision shall only be ineffective as to such jurisdiction, and only to the extent of such invalidity or unenforceability, without invalidating or rendering unenforceable any other terms or provisions of this Agreement or under any other circumstances, and the parties shall negotiate in good faith a substitute provision which comes as close as possible to the invalidated or unenforceable term or provision, and which puts each party in a position as nearly comparable as possible to the position it would have been in but for the finding of invalidity or unenforceability, while remaining valid and enforceable.

     Section 3.5. Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

     Section 3.6. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that, except as permitted by Section 1.2, no party may assign, delegate or otherwise transfer all or any of its rights or obligations under this Agreement without the consent of the other party hereto.

     Section 3.7. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party shall have received counterparts (or signature pages) hereof signed by all of the other parties.

     Section 3.8. Governing Law; Specific Performance. The terms of this Agreement shall be governed by and construed in accordance with the laws of the State of California (without regard to principles of conflict of laws). Each of the parties acknowledges and agrees that the parties' respective remedies at law for a breach or threatened breach of any of the provisions of this Agreement would be inadequate and, in recognition of that fact, each agrees that, in the event of a breach or threatened breach by any party of the provisions of this Agreement, in addition to any remedies at law, each party, without posting any bond, shall be entitled to seek equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy which may then be available.

     Section 3.9. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

     Section 3.10. Certain Events. The Shareholder agrees that this Agreement and the obligations hereunder shall attach to its Shares and shall be binding upon any Person to which legal or beneficial ownership of such shares shall pass, whether by operation of law or otherwise.

     Section 3.11. No Revocation. The voting agreements contained herein are coupled with an interest and may not be revoked prior to termination of this Agreement in accordance with Section 3.3, except by written consent of Gaiam.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement, or caused this Agreement to be duly executed by their respective authorized officers or representatives, as of the day and year first above written.

                                            Gaiam, Inc.

                                            By:
                                            Its: ___________________________

                                            Address: 360 Interlocken Blvd.
                                            Suite 300
                                            Broomfield, Colorado  80021
                                            Attn:  Jirka Rysavy
                                            Fax:  (303) 222-3609


                                            Shareholder:

                                            WholePeople.com, Inc.


                                            By:
                                            Its: ___________________________

                                            Number of Shares Owned: 800,000

                                            Address:  1500 E. 128th Avenue
                                            Thornton, Colorado  80214
                                            Attn:  John Mackey
                                            Fax:  (303)  ________


Exhibit 4

                                VOTING AGREEMENT

     VOTING AGREEMENT made as of the 13th day of October, 2000 (the "Agreement"), between John Schaeffer (the "Shareholder"), in his capacity as a shareholder of Real Goods Trading Corporation, a California corporation (the "Company"), and Gaiam, Inc., a Colorado corporation ("Gaiam").

                                 R E C I T A L S

     Concurrently with the execution of this Agreement, Gaiam and the Company have entered into a Merger Agreement dated as of the date of this Agreement (the "Merger Agreement") pursuant to which a subsidiary of Gaiam to be formed will merge with and into the Company (the "Merger"). The transactions contemplated by the Merger Agreement are collectively referred to as the "Transactions."

     In order to induce Gaiam to enter into the Merger Agreement with the Company, Gaiam has requested, and the Shareholder has agreed, that the Shareholder enter into this Agreement;

     NOW,  THEREFORE,  in  consideration of the foregoing and for other good and
valuable  consideration,   the  receipt  and  sufficiency  of  which  is  hereby
acknowledged, the parties agree as follows:

                                    ARTICLE 1

                                Voting Agreement

     The Shareholder hereby agrees with Gaiam as follows:

     Section 1.1. Voting of Shares. (a) At any meeting of the shareholders of the Company, however called, at every adjournment of any such meeting, and in connection with any written consent of the shareholders of the Company, the Shareholder will cause all of his Shares (as hereinafter defined) to be voted, during the term of this Agreement, in favor of (i) the Merger and the approval and adoption of the Merger Agreement, and (ii) all other Transactions as to which shareholders of the Company are called upon to vote.

     For purposes of this Agreement, (i) "Person" shall mean an individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, association or unincorporated organization, or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof, and (ii) "Shares" shall mean any and all shares of capital stock of the Company which are entitled to vote in any election of the board of directors of the Company now owned and/or subsequently acquired by the Shareholder through purchase, gift, stock splits, stock dividends and the exercise of stock options.

     (b) The Shareholder agrees that, during the term of this Agreement, the Shareholder shall attend or otherwise participate in (in person or by proxy) all duly called shareholder meetings and any adjournments of such meetings and in all actions by written consent of shareholders in which the Merger or any Transaction is being considered.

     (c) The parties hereto agree and acknowledge that nothing in this Article I or any other part of this Agreement shall be construed as requiring the Shareholder to propose, endorse, approve or recommend the Merger Agreement or the transactions contemplated thereby in the Shareholder's capacity as a director of the Company in any manner inconsistent with his fiduciary duties as director.

     Section  1.2. No Proxies or  Encumbrances.  The  Shareholder  shall not (i)
grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any of the Shares in a manner which would be inconsistent with the provisions of this Agreement, (ii) prior to closing of the Merger, sell, assign, transfer, encumber or otherwise dispose of or enter into any contract, option or other arrangement or understanding with respect to, the direct or indirect sale, assignment, transfer, encumbrance or other disposition of any of his Shares or any interest therein except for Permitted Transfers to Permitted Transferees (as such terms are defined below) or (iii) other than agreements with Gaiam, seek or solicit any of the foregoing. For purposes of this Agreement, (i) "Permitted Transferee" means any Person controlled, directly or indirectly, by the Shareholder, the Shareholder's spouse and children, and any trust for the benefit of the Shareholder, the Shareholder's spouse or children, and (ii) each transfer to a Permitted Transferee shall constitute a "Permitted Transfer" only if it is a:

     (a) transfer to a Permitted Transferee and, in the case of a Permitted Transferee, transfer to the Shareholder or to other Permitted Transferees of the Shareholder; provided that, any such Permitted Transferee shall enter into a supplement to this Agreement, consented to in writing by Gaiam, agreeing to be bound by the terms of this Agreement; or

     (b) pledge to a bank or securities firm of the Shareholder's Shares securing a bona fide loan; provided that the pledge agreement with the pledgee shall provide that the Shareholder shall continue at all times to have the right, from time to time, to vote and to give consents, ratifications and waivers with respect to such pledged Shares; and provided further that any pledge agreement that the Shareholder enters into shall provide that the pledgee shall give written notice to Gaiam at least 10 days prior to the date such pledgee takes any action to exercise any remedies with respect to such Shares;

provided that no such transfer is in violation of applicable federal or state securities laws.

                                    ARTICLE 2

                         Representations and Warranties

     The Shareholder represents and warrants to Gaiam as follows:

     Section 2.1. Valid Title. The Shareholder is the true and lawful owner of 100% of the Shares set forth next on the signature page to this Agreement, with full power to vote and dispose of such Shares, and there are no restrictions on the Shareholder's voting rights or rights of disposition pertaining to such Shares which would be inconsistent with this Agreement or interfere with Shareholder's performance of this Agreement.

     Section 2.2. Non-Contravention. The execution, delivery and performance by the Shareholder of this Agreement and the consummation of the transactions contemplated hereby, do not and will not contravene or constitute a default under or give rise to a right of termination, cancellation or acceleration of any material right or obligation of the Shareholder or to a loss of any material benefit of the Shareholder under any provision of applicable law or regulation or of any agreement, judgment, injunction, order, decree or other instrument binding on the Shareholder.

     Section 2.3. Authorization. The execution, delivery and performance by the Shareholder of this Agreement are within the Shareholder's powers and have been duly authorized by all necessary actions.

     Section 2.4. Binding Effect. This Agreement constitutes a valid and binding agreement of the Shareholder, enforceable against the Shareholder in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights generally.

     Section 2.5. No Other Shares. The number of Shares set forth on the signature page to this Agreement are the only Shares owned by the Shareholder (other than 13,600 Shares which the Shareholder transferred to an irrevocable trust for the benefit of his children and over which the Shareholder does not have voting or investment power).

                                    ARTICLE 3

                                  Miscellaneous

     Section 3.1. Notices. All notices, requests and other communications to any party hereunder shall be deemed to have been duly given when delivered in person, facsimile or by overnight courier to such party at its or his address set forth on the signature pages hereto.

     Section 3.2. Amendments; No Waivers. (a) Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each of the parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective.

     (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

     Section 3.3. Termination. This Agreement shall automatically terminate upon termination of the Merger Agreement in accordance with its terms.

     Section 3.4. Severability. If any provision of this Agreement or the application of such provision to any party or set of circumstances shall, in any jurisdiction and to any extent, be finally held invalid or unenforceable, such term or provision shall only be ineffective as to such jurisdiction, and only to the extent of such invalidity or unenforceability, without invalidating or rendering unenforceable any other terms or provisions of this Agreement or under any other circumstances, and the parties shall negotiate in good faith a substitute provision which comes as close as possible to the invalidated or unenforceable term or provision, and which puts each party in a position as nearly comparable as possible to the position it would have been in but for the finding of invalidity or unenforceability, while remaining valid and enforceable.

     Section 3.5. Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

     Section 3.6. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns (and, in the case of the Shareholder, the heirs and executors of the Shareholder); provided that, except as permitted by
Section 1.2 or by will or intestacy, no party may assign, delegate or otherwise transfer all or any of its or his rights or obligations under this Agreement without the consent of the other party hereto.

     Section 3.7. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party shall have received counterparts (or signature pages) hereof signed by all of the other parties.

     Section 3.8. Governing Law; Specific Performance. The terms of this Agreement shall be governed by and construed in accordance with the laws of the State of California (without regard to principles of conflict of laws). Each of the parties acknowledges and agrees that the parties' respective remedies at law for a breach or threatened breach of any of the provisions of this Agreement would be inadequate and, in recognition of that fact, each agrees that, in the event of a breach or threatened breach by any party of the provisions of this Agreement, in addition to any remedies at law, each party, without posting any bond, shall be entitled to seek equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy which may then be available.

     Section 3.9. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

     Section 3.10. Certain Events. The Shareholder agrees that this Agreement and the obligations hereunder shall attach to his Shares and shall be binding upon any Person to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise.

     Section 3.11. No Revocation. The voting agreements contained herein are coupled with an interest and may not be revoked prior to termination of this Agreement in accordance with Section 3.3, except by written consent of Gaiam.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement, or caused this Agreement to be duly executed by their respective authorized officers or representatives, as of the day and year first above written.

                                            Gaiam, Inc.


                                            By: ___________________________
                                            Its: ___________________________

                                            Address:  360 Interlocken Blvd
                                            Suite 300
                                            Broomfield, Colorado  80021
                                            Attn:  Jirka Rysavy
                                            Fax:  (303) 222-3609


                                            Shareholder:

                                            _______________________________
                                            John Schaeffer

                                            Number of Shares Owned: 1,783,014

                                            Address:  3440 Airway Drive
                                            Santa Rosa, California  95403
                                            Fax:  (707) 744-2104